UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Year Ended December 31, 2020

RDE, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	45-2482974 (I.R.S. Employee Identification No.)

5880 Live Oak Parkway, Suite 100, Norcross, Georgia 30093 (Address of principal executive offices)		(847) 506 9680 (Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any amendment to this Annual Report, includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These statements include, but are not limited to, comments regarding:

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Form 1-K, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	Our ability to effectively execute our business plan;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to locate, close and integrate prospective acquisition targets.

●	The effect of disruptions in or impairments to our ability to use our computer programs used to manage our business;

●	Our ability to retain and grow our customer and restaurant base;

●	Our ability to enter into, sustain and renew customer and restaurant arrangements on favorable terms;

●	Our ability to evaluate and measure our business, prospects and performance metrics;

●	Our ability to compete and succeed in a highly competitive industry;

●	Our ability to respond and adapt to changes in technology and customer behavior;

●	Our ability to develop, maintain and enhance a strong brand; and

●	Unanticipated changes in laws, rules and regulations, impacting ecommerce companies;

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ITEM 1. BUSINESS

Overview

Restaurant.com is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, we connect digital consumers, businesses, and communities offering over 200,000 dining and merchant deal options nationwide at over 182,500 restaurants and retailers to over 7.8 million customers. Our 12,500 core restaurants and 170,000 Dining Discount Pass restaurants and retailers extend nationwide. Our top three B2C markets are New York, Chicago, and Los Angeles.

We earn revenue from transactions in which we sell discount certificates for restaurants and complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Those complementary offerings and products transactions generally involve a customer’s purchase of a voucher through one of our websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid to the merchant. Revenue also includes direct sales of our restaurant discount certificates on our website and is the purchase price received from the customer. We also earn revenue when online partners drive customers to our websites to purchase our discount certificates and complementary offerings and products, where the revenue equals the purchase price less an agreed upon portion paid to the partners.

Approximately 9-13 days each month we email our customers offers for restaurant discounts experiences and products based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a restaurant Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase deals from us and redeem them with our merchant partners.

Through our websites, www.restaurant.com, www.specials.restaurant.com, and mobile iOS and Android apps, we provide an affordable dining and entertainment experiences. In addition to purchasing restaurant and discount certificates, entertainment and travel deals and consumer products as well as company gift card redemption, our website and mobile platform provide additional information to assist the customer and encourage return visits to our websites, including restaurant menus, entree pricing, mapping and directions, and extensive filtering options, including most popular cuisine type and “Deals Near Me” for nearby restaurants. Paperless restaurant certificate redemption and validation can also occur on our mobile platforms. In the past year, there were an average of 1.3 million unique visitors per month to our digital platforms including our mobile and Specials offerings. Since the launch of our mobile apps in 2012, mobile has grown from zero to 49% of our B2C revenue and over 60% of the B2C orders with over 6.0 million downloads of our apps for the six months ending December 31, 2020.

Restaurant.com’s B2B sales program has grown significantly since its introduction in 2004 and now comprises 40% of our revenue. Our high-value, low-cost features enable businesses to use Restaurant.com certificates to entice new and existing customers to increase sales, promote customer satisfaction and incent desired behavior. The availability of use in every market, features like “never expire” and online exchange, and use by every customer demographic to fit every business’s customer base are features which we believe provide almost unlimited market potential for Restaurant.com’s B2B division.

Our Business

We have three principal divisions, the B2C, the B2B and all other services and products division.

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Business to Customer Division

Our B2C division accounted for 57% of gross revenue in our fiscal year ended December 31, 2020. To our database of 7.8 million customers, we sell:

● Deeply discounted certificates for 12,500 restaurants. The certificates range from $5 to $100 and never expire.

● Dining Discount Dining Passes, which provide discounts at 170,000 restaurants and other retailers. These passes provide multiple uses for six months.

● “Specials by Restaurant.com” which bundle Restaurant.com certificates with a variety of other entertainment options, including theater, movies, wine and travel. Customers have favored these bundled offerings, generating significantly greater revenue per customer when compared to purchasing our other products. The average order value for Specials sales is nearly five times a certificate purchase. Specials generated over 5.0% of the past year’s B2C revenue from 60% of the B2C orders for the fiscal year ended December 31, 2020. We believe that our relationships with small businesses presents a significant revenue opportunity through such cross-promotions.

Business to Business Division

Our B2B division accounted for 40% of our gross revenue in our fiscal year ended December 31, 2020. We sell certificates and Dining Discount Dining Passes to corporations and marketers, which use them to:

● Generate new customers;

● Increase sales at the point of sale;

● Reward points/customer loyalty;

● Convert to paperless billing and auto-bill payment.

● Motivate specific customer behavior such as free home repair estimates and test drives for auto dealers;

● Renew subscriptions and memberships; and

● Address customer service issues.

Other Business

We also generate revenue through third-party offers and display ad revenue. This comprises 3% of our gross revenue.

Attractive Customer Demographics

We intend to grow and leverage our customer database of 7.8 million which we believe is of value to merchants for a variety of services and products.

Marketing

We primarily use marketing to acquire and retain high-quality merchants and customers and promote awareness of our marketplaces. In 2020, we spent approximately $565,000 on marketing efforts to increase our visibility and establish stronger relationships with our customers, merchants and partners.

We use a variety of marketing channels to make customers aware of the offerings, including search engines, email and affiliate partnerships and social media.

Search engines. Customers can access our offerings indirectly through third-party search engines. We use search engine optimization and search engine marketing to increase the visibility of our offerings in web search results.

Email. We communicate offerings through email to our customers based on their locations and personal preferences. A customer who interacts with an email is directed to our website and mobile applications to learn more about the deal and to make a purchase.

Social. We publish offerings through various social networks and adapt our marketing to the particular format of each of these social networking platforms. Our website and mobile applications enable consumers to share our offerings with their personal social networks. We also promote our offerings using display advertising on websites.

Offline. We use offline marketing such as print to help build awareness of brand.

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Distribution

We distribute our deals directly through several platforms: email, our websites, our mobile applications and social networks. We also utilize various affiliate partnerships to display and promote our deals on their websites, such as with Next Jump, Groupon, Perkspot and others.

We also use various customer loyalty and reward programs to build brand loyalty, generate traffic to the website and provide business clients with the opportunity to offer incentives to their customers to receive discounts and Discount Dining Passes. When customers perform qualifying acts, such as providing a referral to a new subscriber or participating in promotional offers, we grant the customer credits that can be redeemed for awards such as free or discounted services or goods in the future.

Email. The emails for discount certificates for restaurant contain one headline deal with a full description of the deal and a sampling of dining deals which are available within a customer’s market. The emails for Specials by Restaurant.com include featured travel, entertainment and wine deals in addition to various other product deals.

Websites. Visitors are prompted to register as a customer when they first purchase on our websites and thereafter use the website as a portal for discount certificates for restaurants, complementary entertainment and travel offerings and consumer products.

Mobile Applications. Consumers also access our deals through our mobile applications, which are available at no additional cost on the iPhone and Android, mobile operating systems. We launched our first mobile application in 2012 and our applications have been downloaded over 6.0 million times since then. These applications enable consumers to browse, purchase, manage and redeem deals on their mobile devices.

Social Networks. We publish our daily deals through various social networks adapt and our marketing to the particular format of each of these social networking platforms. Our website and mobile application interfaces enable our consumers to share our offerings to their personal social networks.

Operations

Our business operations are divided into the following core functions to address the needs of our merchants and customers.

Marketing. Our marketing department is responsible for managing the Restaurant.com brand, the B2C discount certificate and Specials offerings, creating the promotional calendar, all creative assets used in our marketing channels such as the website, email and affiliate partnerships, including imagery and editorial content, negotiation with affiliate and merchant partners, revenue management, company analytics and B2B marketing and brand assets. As of December 31, 2020, our Marketing team consisted of three employees. We have an agreement with Commission Junction for a monthly payment of $1,500 to $3,500 that generates potential leads with companies that earn a commission by promoting our discount deals on their websites for which they receive between 3% to 15% of the revenue we receive from a customer’s purchase of a discount certificate. We generated $43,000 in revenue through December 31, 2020 through the services of Commission Junction.

Customer Service Representatives. Our customer service representatives can be reached via email 24 hours a day, seven days a week. The customer service team also works with our information technology team to improve the customer experience on the website and mobile applications based on customer feedback. As of December 31, 2020, we employed five customer representatives.

Technology. We employ technology to improve the experience we offer to customers and merchants, increase the rate at which our customers purchase and enhance the efficiency of our business operations. A component of our strategy is to continue developing and refining our technology. We devote a substantial portion of our resources to developing new technologies and features and improving our core technologies. Our information technology team is focused on the design and development of new features and products, maintenance of our websites and development and maintenance of our internal operations systems. As of December 31, 2020, our information technology team consisted of eleven employees.

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Competition

We have a substantial number of competing group buying sites. These competitors offer substantially the same or similar product offerings as us. Among the companies that focus on the dining and savings category and certain of the subcategories in which we participate are the following:

● Discounts (e.g., Groupon.com, Entertainment.com);

● Ratings and Reviews Communities (Zagat.com, TripAdvisor);

● Restaurant Listings (Yelp, Zomato and OpenTable);

● Food Content (Food Network, Food.com and Epicurious);

● eCommerce (Groupon, TravelZoo and Woot); and

● Takeout and Delivery (DoorDash.com, GrubHub.com UberEats.com and Delivery.com).

We believe the principal competitive factors in our market include the following:

● breadth of customer base and number of restaurants featured;

● ability to deliver a high volume of relevant deals to consumers;

● ability to produce high purchase rates for deals among customers;

● ability to generate positive return on investment for merchants; and

● strength and recognition of our brand.

We believe we compete favorably on several of the factors described above and plan to increase our standing in each of these categories. As of December 31, 2020, our customer base was 7.8 million and during 2020 we featured deals at over 184,000 restaurants and merchants.

Although we believe we compete favorably on the factors described above, we anticipate that larger, more established companies may directly compete with us as we continue to demonstrate the viability of a local e-commerce business model. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to benefit from their existing customer or subscriber base with lower acquisition costs or to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build a larger subscriber base or to monetize that subscriber base more effectively than us. Our competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. In addition, although we do not believe that merchant payment terms are a principal competitive factor in our market, they may become such a factor and we may be unable to compete fairly on such terms.

Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the internet, many of which are still evolving and could be interpreted in ways that could harm our business. In the United States and abroad, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims. These regulations and laws may involve taxation, tariffs, subscriber privacy, data protection, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. In addition, it is possible that governments of one or more countries may seek to censor content available on our websites or may even attempt to completely block access to our websites. Accordingly, adverse legal or regulatory developments could substantially harm our business.

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The CARD Act, as well as the laws of most states, contain provisions governing product terms and conditions of gift cards, gift certificates, stored value or pre-paid cards or coupons (“gift cards”), such as provisions prohibiting or limiting the use of expiration dates on gift cards or the amount of fees charged in connection with gift cards or requiring specific disclosures on or in connection with gift cards. Discount certificates and Discount Dining Passes generally are included within the definition of “gift cards” in many of these laws. In addition, certain foreign jurisdictions have laws that govern disclosure and certain product terms and conditions, including restrictions on expiration dates and fees that may apply to discount certificates and Discount Dining Passes. However, the CARD Act as well as a number of states and certain foreign jurisdictions also have exemptions from the operation of these provisions or otherwise modify the application part of a promotion or promotional program. If discount certificates and Discount Dining Passes are subject to the CARD Act, and are not included in the exemption for promotional programs, it is possible that the purchase value, which is the amount equal to the price paid for the discount certificates and Discount Dining Passes, or the promotional value, which is the add-on value of the discount certificate and Discount Pass in excess of the price paid, or both, may not expire before the later of (i) five years after the date on which the discount certificate or Discount Pass was issued; (ii) their stated expiration date (if any), unless discount certificates and Discount Dining Passes come within an exemption in the CARD Act for promotional programs; or (iii) a later date provided by applicable state law. In addition, regardless of whether an exemption for discount certificates and Discount Dining Passes applies under the CARD Act, in those states that prohibit or otherwise restrict expiration dates on gift cards that are defined to include discount certificates and Discount Dining Passes and that do not have exemptions that apply to the purchase value or the promotional value, or both, of discount certificates and Discount Dining Passes, the discount certificates and Discount Dining Passes may be required to be honored for the full offer value (the total of purchase value and promotional value) until redeemed. Our terms of use and agreements with our merchants require merchants to continue to honor unredeemed discount certificates and Discount Dining Passes that are past the stated expiration date of the promotional value of the discount Certificate and Discount Pass to the extent required under the applicable law. While we are attempting to comply with exemptions for promotional programs available under these laws so that our discount certificates’ and Discount Dining Passes’ promotional value can expire on the date stated on the certificate and Discount Pass, we continue to require that merchants with whom we partner honor discount certificates and Discount Dining Passes under the provisions of all laws applicable to discount certificates and Discount Dining Passes, including laws that prohibit expiration.

In addition, some states also include gift cards under their unclaimed and abandoned property laws which require companies to remit to the government the value of the unredeemed balance on the gift cards after a specified period of time (generally between one and five years) and impose certain reporting and recordkeeping obligations. We do not remit any amounts relating to unredeemed discount certificates and Discount Dining Passes based upon our assessment of applicable laws. The analysis of the potential application of the unclaimed and abandoned property laws to discount certificates and Discount Dining Passes is complex, involving an analysis of constitutional and statutory provisions and factual issues, including our relationship with customers and merchants and our role as it relates to the issuance and delivery of our discount certificates and Discount Pass.

Many states have passed laws requiring notification to customers when there is a security breach of personal data. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States may be more restrictive, and the interpretation and application of these laws are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Furthermore, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

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Various federal laws, such as the Bank Secrecy Act and the USA PATRIOT Act, impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. For these purposes, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers and sellers or issuers of stored value. Examples of anti-money laundering requirements imposed on financial institutions include customer identification and verification programs, record retention policies and procedures and transaction reporting. We do not believe that we are a financial institution subject to these laws and regulations based, in part, on the characteristics of the discount certificates and Discount Dining Passes and our role with respect to the distribution of the discount certificates and Discount Dining Passes to customers. However, the Financial Crimes Enforcement Network, a division of the U.S. Treasury Department tasked with implementing the requirements of the Bank Secrecy Act, recently proposed amendments to the scope and requirements for parties involved in stored value or prepaid access, including a proposed expansion of the definition of financial institution to include sellers or issuers of prepaid access. In the event that this proposal is adopted as proposed, it is possible that a discount certificate and Discount Pass could be considered a financial product and that we could be a financial institution. Although we do not believe we are a financial institution or otherwise subject to these laws and regulations, it is possible that the Company could be considered a financial institution or provider of financial products.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks, trade dress, domain names and patents to protect our intellectual property. We pursue the registration of our copyrights, trademarks, service marks and domain names in the United States and in certain locations outside the United States. Our registration efforts have focused on gaining protection of the following trademarks (among others): The Company owns the registered marks “RESTAURANT.COM,” “DINING DOUGH,” and has submitted applications for several others. These marks are material to our business as they enable others to easily identify us as the source of the services offered under these marks and are essential to our brand identity.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies on the internet, social media technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Customer Service and Support

Our ability to establish and maintain long term relationships with our customers and encourage repeat visits and purchases is dependent, in part, on the strength of our customer support and service operations. We have established multiple channels for communicating with our customers before and after the sale, including phone, e-mail and online support.

We currently employ a staff of in-house customer support personnel responsible for handling customer inquiries, tracking shipments, investigating and resolving problems with merchandise and travel. Customer care representatives are available for support from 8:30 a.m. to 5 p.m., Central Time, Monday through Friday. In addition, our customer service representatives are trained to cross-sell complementary and ancillary products and services.

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Employees

As of December 31, 2020, we had 31 full time employees. None of our employees or personnel is represented by a labor union, and we consider our employee/personnel relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. We believe that our future success will depend in part on our ability to attract, hire and retain qualified personnel.

Properties

Our principal administrative facilities are located at Lakeside Corporate Court, 5880 Live Oak Parkway, Suite 100, Norcross, Georgia 30093. The lease is for 2,475 rentable square feet and expires August 1, 2024. The monthly lease expense commences at $1,000 for the first year and rises to $2,900 per month in the fifth year of the lease.

Restaurant.com’s principal executive offices are located at 1500 West Shure Drive, Suite 600, Arlington Heights, IL 60004 and consist of approximately 4,000 square feet. We currently lease such facility for $7,500 per month and our lease has a lease escalation clause under which has 3% in each the three years. The lease expires on June 30, 2023.

As we expand, we will need to find suitable additional space, which we believe is available on commercially reasonable terms for Restaurant.com. We do not own any real estate.

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, there is one legal proceeding that is pending against us or involves us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

On April 24, 2020, a lawsuit styled Tyler Anderson v. uBid Holdings, Inc. and Ketan Thakker, Case No. 2020L004611, was brought in the Cook County Circuit Court in the State of Illinois. The plaintiff was the holder of a promissory note that we issued in the principal amount of $275,000 due May 2, 2019, plus accrued and unpaid interest at an annual interest rate of 2%. We entered into a settlement agreement in which we agreed to pay a total of $306,934.50 to have the case dismissed with prejudice through a series of payments as follows: $65,000 that was paid upon execution of the settlement agreement, $25,000 to be paid on December 15, 2020, January 15, 2021, February 15, 2021 and March 15, 2021, with the balance to be paid on March 31, 2021. We have paid the January 15, 2021 and February 15, 2021 installments and intend to pay the remaining installments when due. $66,934.50 is remaining to be paid.

On April 17, 2019, a lawsuit was filed by Dupree Productions, LLC against uBid Holdings, Inc. and Ketan Thakker (Case No. L2019000436) in the Circuit Court of DuPage County, Illinois, alleging that a Partial Equity Payment Agreement dated August 1, 2016, intended to compensate services in the amount of $60,000 in return for shares of uBid common stock was inadequate to compensate for the alleged higher value of the advertising and endorsement services of approximately $195,000. The case was dismissed on the basis that there was a binding arbitration clause in the Partial Equity Payment Agreement discussed above and is now in arbitration in Chicago. On February 3, 2021, the arbitrator awarded DuPree Productions $195,000 including $23,733 in attorneys’ fees. We filed an appeal of the arbitrator’s award.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this Form 1-K. In addition to historical information, the following discussion contains forward looking statements based upon current expectations that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including, but not limited to, risks described in the section entitled “Risk Factors” and elsewhere in this Form 1-K.

General

On November 5, 2018, we entered into a merger agreement dated October 23, 2018 with Incumaker Inc., whereby all of the shareholders of RDE (F/K/A uBid) exchanged all of their shares of common stock in exchange for newly issued shares of Incumaker, Inc. common stock. The Merger was treated as a reverse merger and recapitalization of the Company for financial accounting purposes. As the result of the merger, a discussion of the past financial results of Incumaker, Inc. is not pertinent, and the financial results of RDE (F/K/A uBid), the accounting acquirer, are considered our financial results on a historical and going-forward basis.

On March 1, 2020, we acquired the assets of Restaurant.com, Inc. Restaurant.com, Inc. is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, Restaurant.com connects digital consumers, businesses, and communities offering over 200,000 dining and merchant deal options nationwide at 187,000 restaurants and retailers to over 7.8 million customers.

Until we acquired the assets of Restaurant.com, we were a participatory ecommerce company with over two decades of experience in both B2C auctions and fixed price sales. Our focus had been on connecting consumers with high value products and services in a unique, engaging shopping format. Auctions allowed consumers an opportunity to establish pricing at substantial savings to those found via normal retail outlets both online and in brick-and-mortar store locations. Our online marketplaces provided (i) manufacturers, retailers, distributors and other suppliers with what we believe is an efficient and economical channel for maximizing revenue on their merchandise while at the same time moving new, overstock, close-out and recertified products and providing consumers and businesses with a convenient method for obtaining this merchandise virtually anytime and anywhere at substantial savings, and (ii) since our acquisition of SkyAuction in November 2018, travel products and services. The SkyAuction Merger was accounted for as a purchase of a business, and our results of operations include the operations of SkyAuction as of November 12, 2018, the date of the acquisition.

We have decided to leverage our experience in ecommerce and concentrate on developing what we believe are significant growth opportunities in the B2B and B2C business of Restaurant.com. Accordingly, on July 1, 2020 we sold our subsidiary SkyAuction back to its founders and accepted the resignations of its officers, Michael Hering and Salvatore Esposito, as officers of our company. They will serve for the next 18 months as consultants to our company and sell their travel products and services through the Restaurant.com platform as well as the skyauction.com website. In addition, we closed our transaction website www.ubid.com.

Our executive offices are located at Lakeside Corporate Court, 5880 Live Oak Parkway, Suite 100, Norcross, Georgia 30093, telephone number (847) 506 9680. Our corporate website address is www.rdeholdings.com.

Overview

Restaurant.com is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, we connect digital consumers, businesses, and communities offering dining and merchant deal options nationwide at over 182,500 restaurants and retailers to over 7.8 million customers. Our 12,500 core restaurants and 170,000 Dining Discount Pass restaurants and retailers extend nationwide. Our top three B2C markets are New York, Chicago, and Los Angeles.

We derive our revenue from transactions in which we sell discount certificates for restaurants on behalf of third-party restaurants. Approximately 9-13 days each month we email our customers offers for restaurant discounts based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a restaurant. Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase restaurant deals from us and redeem them with our merchant partners. We charge, and only collect, a service fee from our customers which allows them to download the discount certificates and redeem them at the restaurant. We receive no revenue or commission from the restaurants offering the discount deals.

We derive our revenue from transactions in which we sell complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Approximately 9-13 days each month we email our customers offers for discounted experiences and products based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. Those discounted experiences and products generally involve a customer’s purchase of a voucher through one of our websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid by us to our partners.

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Through our websites, www.restaurant.com, www.specials.restaurant.com, and mobile iOS and Android apps, we provide affordable dining and entertainment experiences. In addition to purchasing restaurant discount certificates, entertainment and travel deals and consumer products as well as company gift card redemption, our website and mobile platform provide additional information to assist the customer and encourage return visits to our websites, including restaurant menus, entrée pricing, mapping and directions, and extensive filtering options, including most popular, cuisine type and “Deals Near Me” for nearby restaurants. Paperless restaurant certificate redemption and validation can also occur on our mobile platforms. In the past year, there were an average of 1.3 million unique visitors per month to our digital platforms including our mobile and Specials offerings. Since the launch of our mobile apps in 2012, mobile has grown from zero to 49% of our B2C revenue and over 60% of the B2C orders with over 6 million downloads of our apps for the year ending December 30, 2020.

Restaurant.com’s B2B sales program has grown significantly since its introduction in 2004 and comprises 40% of revenue. Our high-value, low-cost features enable businesses to use Restaurant.com Gift Cards to entice new and existing customers to increase sales, promote customer satisfaction and incent desired behavior. The availability of use in every market, features like “never expire” and online exchange, and use by every customer demographic fit every business’s customer base; features no other incentive product can match. The potential market for Restaurant.com’s B2B division is virtually unlimited.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and the related adverse public health developments, have adversely affected work forces, economies and financial markets globally. The outbreak has decreased our revenues as a result of the temporary closures of restaurants throughout the United States where our discount certificates and Discount Dining Passes are accepted and where dining is being restricted to outdoor locations or to capacity constraints for indoor dining. We expect for the next several months as the virus continues to limit visits to restaurants and as many prospective patrons choose to order delivery of meals from restaurants or take advantage of picking-up meals from restaurants to continue to depress our revenues from purchase of our discount certificates since they can only be redeemed when dining in the restaurants. In addition, our dining certificates are not accepted for payment by third-party platforms that facilitate ordering and delivery of food on-demand.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2020, the Company incurred a net loss of $3,775,000 and used cash in operations of $792,000 and had a shareholders’ deficit of $2,606,000 as of December 31, 2020. The Company has also been unable to service its debt as it becomes due. As of December 31, 2020, $118,000 of our acquisition obligations, and $131,000 of bridge and convertible notes payable and accrued interest, are past due. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

As of December 31, 2020, we had cash on hand of $601,000. We believe our current cash will sustain operations through the fourth quarter 2021.

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In order to continue as a going concern, the Company will need to, among other things, raise additional capital, develop a reliable source of revenue, and achieve a profitable level of operations. Management’s plans to continue as a going concern include raising additional capital through borrowing and sales of our common stock and successfully implementing our business plan. However, management cannot provide any assurances that the Company will be successful in raising additional capital or successfully implementing any of its plans.

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Comparison of Results of Operations for the years ended December 31, 2020 and 2019

The following table sets forth the summary income statement for the years ended December 31, 2020 and December 31, 2019:

	For the Years Ended
	December 31, 2020	December 31, 2019

Revenues	$2,645,000	$-
Operating Expenses	$7,329,000	$1,676,000
Other Expense, net	$1,986,000)	$1,189,000
Loss from Continuing Operations	$(6,670,000)	$(2,865,000)
Gain (loss) from Discontinued Operations	$2,895,000	$(11,117,000
Net Loss	$(3,775,000)	$(13,982,000)

We generated revenues of $2,645,000 during the year ended December 31, 2020, compared to no revenues during the year ended December 31, 2019. This increase is the direct result of the revenues generated by Restaurant.com which was acquired in March 2020.

Operating expense was $7,329,000 during the year ended December 31, 2020, compared to $1,676,000 during the same period in 2019, an increase of $5,653,000. This increase was a result of additional expenses resulting from the acquisition of Restaurant.com and the change in our business and operations. Specifically, direct cost of revenue increased to $437,000 in the year ended December 31, 2020 compared to $0 in the same period in 2019. In addition, selling, general and administrative increased $4,496,00 from $1,676,000 in the year ended December 31, 2019 to $6,172,000 in the year ended December 31, 2020, primarily due to a $2,055,000 increase in stock based compensation for shares issue to directors, employees, and contractors. In addition, and as a direct result of allocation of intangible assets acquired from the Restaurant.com acquisition in March 2020, amortization expense of intangible assets was $720,000 for the year ended December 31, 2020, with no comparable expense during the prior year period. The remaining increase in operating expenses related to increase operating expenses on the acquisition of Restaurant.com in March 2020.

Other expense increased $797,000 to $1,986,000 for the year ended December 31, 2020 as compared to $1,189,000 for the year ended December 31, 2019. The increase was caused by increased interest expense of $143,000, increased legal settlement of $117,000, and the recording of a loss on extinguishment of debt of $1,857,000 in 2020, which did not occur in 2019. These increases in other expense were offset by decreased amortization of debt discount of $314,000, decreased financing costs of $78,000, decreased legal settlements of $102,000, decreased change in value of derivative liability of $18,000, and an increase in the gain on extinguishment of derivative liabilities of $899,000, as compared to the prior year period.

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Loss from continuing operations increased $3,805,000 to $6,670,000 for the year ended December 31, 2020, as compared to a loss from continuing operations of $2,865,000 for the year ended December 31, 2019. The increase in loss from continuing operations was due to the increase in revenues, offset by the increase in operating expenses, and the increase in other expense, as discussed above, when compared to the prior year period.

The Company realized a gain on sale of discontinued operations of $2,895,000 during the year ended December 31, 2020 and recorded a loss from discontinued operations of $11,117,000 during the year ended December 31, 2019.

Net loss decreased to $3,775,000 during the year ended December 31, 2020 as compared to a net loss of $13,982,000 during the year ended December 31, 2019. The decrease in net loss was due to the increase in revenues, offset by the increase in operating expenses, the increase in other expense, and our discontinued operations, as discussed above, when compared to the prior year period.

Liquidity and Capital Resources

As of December 31, 2020 we had $601,000 in cash and cash equivalents.

Net cash used in operating activities was $792,000 and $730,000 for the year ended December 31, 2020 and 2019, respectively. The increase in net cash used in operating activities was primarily due to changes in stock based compensation and changes in our working capital accounts as compared to the prior year period.

Cash provided by financing activities for the year ended December 31, 2020 was $1,213,000, and included proceeds of $1,103,000 received in the private placement of common stock, $150,000 in the public placement of common stock, and $942,000 in proceeds from the issuance of promissory notes. These proceeds were offset by repayment of $90,000 on bridge notes, repayment of $570,000 on convertible notes, and repayment of $322,000 of our acquisition obligation. Cash provided by financing activities for the year ended December 31, 2019 was $805,000, and included proceeds of $850,000 from the issuance of notes payable. These proceeds were offset by repayment of $45,000 of notes payable.

Our financial statements included in this report have been prepared assuming that we will continue as a going concern, and which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in our financial statements, we incurred a net loss of $3,775,000 and utilized net cash of $792,000 in operating activities for the year ended December 31, 2020. Our ability to continue as a going concern is dependent on us obtaining adequate capital to fund operating losses until we established a revenue stream and becomes profitable. If we are unable to obtain adequate capital, we could be forced to cease operations. Accordingly, these factors raise substantial doubt as to our ability to continue as a going concern within one year after the date of the financial statements being issued.

To continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, we will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowing and sales of common stock. However, management cannot provide any assurances that we will be successful in accomplishing raising additional capital or any of our plans.

Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, result of operations, liquidity or capital expenditures.

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ITEM 3. DIRECTORS AND OFFICERS

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of stockholders or until his or her successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors. The following table sets forth information regarding the members of our board of directors and our executive officers:

Name	Age	Position
Ketan Thakker	52	Chief Executive Officer; President and Chairman
Aaron Horowitz	57	President
Tim Miller	55	Vice President, Enterprise B2B Sales
Josh Randall	39	Vice President, Information Technology
Kevin Harrington	63	Director
M. Scot Wingo	50	Director
Paul K. Danner	62	Director

Ketan Thakker has been our Chairman, President and Chief Executive Officer since August 2014. He joined our company as Chief Financial Officer in July 2013, leading our restructuring, and was promoted the following year. Mr. Thakker is an entrepreneurial leader with more than 20 years in finance and operations. He has significant hands-on experience in building and growing new and existing businesses in the online space. He founded and served as President of TripRental.com and TripRental Software, an online listing site for vacation rental properties, from March 2011 to June 2013. He previously served as the Chief Financial Officer for Apartments.com, a Classified Ventures Company from 2006 to 2011. Mr. Thakker also held leadership roles in financial management at Abbott Laboratories and Baxter International Inc. Mr. Thakker received an M.B.A. from Northwestern University’s Kellogg School of Management and is an accredited certified public accountant (inactive).

As the Chairman, President and Chief Executive Officer, Mr. Thakker leads the Board and guides our company. Mr. Thakker brings extensive e-commerce industry knowledge of the company and a deep background in technology growth companies, mergers and acquisitions and capital market activities, making him well qualified as a member of the Board. His service as Chairman, President and Chief Executive Officer creates a critical link between management and the Board.

Aaron Horowitz has been President of Restaurant.com since 2017. He joined Restaurant.com in 2010 as General Counsel. Prior to joining Restaurant.com, Mr. Horowitz served as General Counsel at Cosmetique. Mr. Horowitz received his B.A. from University of Michigan in 1985 and his Juris Doctor from the University of Chicago Law School in 1988.

Tim Miller joined Restaurant.com and the B2B division since its inception in 2004. Before joining Restaurant.com, Mr. Miller was with Gordon Flesch Company, a leading National Cannon dealership for 15 years in sales and management. He graduated from Eastern Illinois University in 1988 with a B.A. in Political Science.

Josh Randall joined Restaurant.com in April 2019 and is responsible for all IT activities, including. IT infrastructure, software development and hardware. From 2018 to March 2019 he was a Chief Technology Officer at RX-Precision. Mr. Randall received his B.S. degree from DeVry in Chicago and his MBA from Keller Graduate School.

Kevin Harrington was appointed as a director of our Company on February 13, 2019, following the closing of the SkyAuction Merger. Mr. Harrington has almost 40 years’ experience in product introduction and direct marketing, being one of the first to market products through infomercials in 1984. Since 2005, he has been Chief Executive Officer of Harrington Business Development, Inc. and, since November 2015, Chief Executive Officer of KBHJJ, LLC, each privately held consulting firms controlled by him. A serial entrepreneur, Mr. Harrington appeared as one of the original panelists on the ABC television program, “Shark Tank,” from 2009 to 2011. He currently serves as a director of Celsius Corp., a developer of calorie-burning fitness beverages, since March 2013, Emergent Health Corp., a developer of nutritional products, since December 2014, and Redwood Scientific Technologies, Inc., a marketer of consumer homeopathic drugs and supplements, since April 2015. He also serves on the Advisory Board of Good Gaming, Inc., an eSports tournament gaming platform, since March 2016, and was formerly the Chairman of the Board of As Seen On TV, Inc., a public company that focuses on marketing products through infomercials and other direct marketing, from May 2010 to April 2014. Mr. Harrington is the author of “Act Now! How to Turn Ideas into Million-Dollar Products,” which chronicles his life and experiences in the direct response industry. Mr. Harrington is a co-founder of two global networking associations, the Entrepreneur’s Organization (formerly the Young Entrepreneurs Organization) in 1997, and the Electronic Retailing Association in 2000. Mr. Harrington’s in-depth knowledge of the e-commerce market and the broad range of companies in the industry make him well qualified as a member of the Board. He also brings transactional expertise in mergers and acquisitions and capital markets.

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M. Scot Wingo was appointed as a director of our Company on February 13, 2019, following the closing of the SkyAuction Merger. Mr. Wingo is a co-founder of ChannelAdvisor Corporation (NYSE) and has served as chairman of its board of directors since its inception in 2001, as its executive chairman since May 2015 and as its chief executive officer from 2001 until May 2015. Mr. Wingo is a co-founder of, and since July 2016 has served as the chief executive officer of, Get Spiffy, Inc., an on-demand car cleaning technology and services company. Prior to founding ChannelAdvisor, he served as general manager of GoTo Auctions, chief executive officer and co-founder of AuctionRover.com, which was acquired by GoTo.com, and as chief executive officer and co-founder of Stingray Software, which was acquired by RogueWave. He has appeared on CNBC, The Today Show and contributed thought leadership to the WSJ, New York Times, Washington Post, Bloomberg/Business Week, LA Times, AP, Reuters and many other publications. Mr. Wingo regularly speaks about e-commerce and on-demand topics at IRCE (internet Retailer Conference and Exhibition), NRF’s/shop.org Digital Summit, NRF’s Big Show, Shoptalk, NPD Idea, Bronto Summit, ChannelAdvisor Catalyst and many e-commerce/retail-oriented Wall Street conferences. Mr. Wingo has received numerous awards including Ernst and Young’s Entrepreneur of the Year and Triangle Business Journal’s Businessperson of the Year. Mr. Wingo received a B.S. degree in Computer Engineering from the University of South Carolina and an M.S. degree in Computer Engineering from North Carolina State University. The Board of Directors believes that Mr. Wingo’s reputation as a thought leader in the e-commerce industry, transactional expertise in mergers and acquisitions and capital markets and his business experience in founding and overseeing the growth of software companies makes him well qualified to be a member of the Board.

Paul K. Danner joined our Board of Directors on February 13, 2019, following the SkyAuction Merger. He is currently serving as the Chief Executive Officer of Pepex Biomedical, Inc. From 2016 to 2018, he was Chairman & Chief Executive Officer of Alliance MMA, Inc., NASDAQ-listed sports promotion and media firm. Formerly, Mr. Danner was the Managing Director of Destiny Partners Worldwide, a global organizational management and business operations consultancy since 2006. From 2008 to 2010, Mr. Danner was also the Chief Executive Officer of Shanghai-based China Crescent Enterprises, a fully-reporting OTCBB-listed information technologies company which operated primarily in Asia. Previously, he served as Chairman & Chief Executive Officer of Paragon Financial Corporation, a NASDAQ-listed financial services firm, from 2002 to 2006. From January 1998 to 2001 Mr. Danner was employed in various roles at MyTurn.com, Inc., a NASDAQ-listed information technologies company, including as Chief Executive Officer. From 1996 to 1997, Mr. Danner was the Managing Partner of Technology Ventures, a business consultancy firm. From 1985 to 1996 he held executive-level and sales & marketing positions with a number of Fortune-100 technology companies including NEC Technologies and Control Data Corporation. Mr. Danner served as a Naval Aviator flying the F-14 Tomcat, and subsequently as an Aerospace Engineering Duty Officer supporting the Naval Air Systems Command, for eight years on active duty plus 22 years with the reserve component of the United States Navy. He retired from the Navy in 2009 with the rank of Captain. Mr. Danner received his BS in Business Finance from Colorado State University and holds an MBA in Marketing from the Strome College of Business at Old Dominion University.

Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above. With regard to Mr. Thakker, the Board considered his day-to-day operational leadership of our company and in-depth knowledge of our business. In the case of Messrs. Wingo, Danner and Harrington, the Board has considered their extensive experience in corporate management that will assist our corporate governance.

The Board of Directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the Board of Directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

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The Board of Directors has determined that, of our directors, Messrs. Wingo, Danner and Harrington are independent within the meaning of the Nasdaq Marketplace Rules cited above, and that Paul Danner We believe Paul Danner is also an audit committee financial expert as that term is defined by listing standards of the national securities exchanges and SEC rules, including the rules relating to the independence standards of an audit committee and the non-employee director definition of Rule 16b-3 under the Securities Exchange Act of 1934.

Director or Officer Involvement in Certain Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Committees of the Board of Directors

Currently, our Board of Directors acts as audit, nominating, corporate governance and compensation committees. The Board of Directors has adopted charters relative to its audit committee, compensation committee and nominating committee. Until such time as we add more members to the Board, the entire Board will determine all matters and no committees have been formed. We intend to appoint persons to the board of directors and committees of the board of directors as required to meet the corporate governance requirements of a national securities exchange, although we are not required to comply with these requirements until we are listed on a national securities exchange. We intend to appoint directors in the future so that we have a majority of our directors who will be independent directors, and of which at least one director will qualify as an “audit committee financial expert,” prior to a listing on a national securities exchange.

Audit Committee

The audit committee’s duties under the terms of its charter are to recommend to our board of directors the engagement of independent auditors to audit our financial statements and to include the terms of its charter review our accounting and auditing principles. The audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee oversees the independent auditors, including their independence and objectivity. However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors. The audit committee members possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee

The compensation committee has certain duties and powers as described in its charter, including but not limited to periodically reviewing and approving our salary and benefits policies, compensation of our executive officers, administering our stock option plans, and recommending and approving grants of stock options under those plans.

Nominating Committee

Under the charter of our nominating and corporate governance committee, the nominating and corporate governance committee considers and makes recommendations on matters related to the practices, policies and procedures of the board of directors and takes a leadership role in shaping our corporate governance. As part of its duties, the nominating and corporate governance committee assesses the size, structure and composition of the board of directors and its committees, coordinates evaluation of board performance and reviews board compensation. The nominating and corporate governance committee also acts as a screening and nominating committee for candidates considered for election to the board of directors.

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Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving as a member of our board of directors.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. We will post a copy of our code of ethics on our website, and intend to post amendments to this code, or any waivers of its requirements, as well.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our Board of Directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors. We expect to have at least three independent directors serving on the Board of Directors and intend to maintain a Board of Directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

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Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, by-laws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been a director or officer of the Company. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. No advance will be made by the Company to a party if it is determined that the party acting in bad faith. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of RDE, Inc (F/K/A uBid Holdings, Inc.) during the years ended December 31, 2020 and 2019; and (ii) each other individual who served as an executive officer of RDE, Inc. (F/K/A uBid Holdings, Inc.) at the conclusion of the years ended December 31, 2020 and 2019 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this report, these individuals are collectively the “named executive officers” of our Company.

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Ketan Thakker,	2020	$97,500	—	—	—	—	—	—	$97,500
Chairman, President and	2019	$69,750	—	—	—	—	—	—	$69,750

Aaron Horowitz	2020	$81,264							$81,264
President and GC	2019	$230,250							$230,250

Tim Miller	2020	$114,424							$114,424
VP Sales	2019	$342,614							$342,614

Joshua Randall	2020	$82,750							$82,750
VP Technology	2019	$96,367							$96,367

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Employment and Advisory Agreements

On March 29, 2019, we entered into a new employment agreement with Ketan Thakker, our Chairman, President and Chief Executive Officer. The employment agreement provides that Mr. Thakker will receive a base salary during the first year of his employment agreement at an annual rate of $200,000 for services rendered in such positions. Under the terms of his employment agreement, his annual base salary may be increased as determined by our Board of Directors but may not be less than $200,000. In addition, Mr. Thakker may be entitled to receive, at the discretion of our Board, a cash bonus based on the performance goals of our Company.

The employment agreement also provides for termination by us upon his death or disability (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of his obligations to us. In the event the employment agreement is terminated by us without cause, Mr. Thakker will be entitled to compensation for the balance of the term.

In the event of a change of control of our company, Mr. Thakker may terminate his employment within six months after such event and will be entitled to continue to be paid pursuant to the terms of his employment agreement.

Mr. Thakker also entered into a confidentiality and non-competition agreement in conjunction with his employment agreement which contains covenants restricting Mr. Thakker from engaging in any activities competitive with our business during the term of the employment agreement and one year thereafter and prohibiting him from disclosure of confidential information regarding our company at any time.

Equity Compensation Plan Information

On February 11, 2019, our Board of Directors and stockholders adopted our 2019 Stock Incentive Plan (the “2019 Plan”). The purpose of the Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the Plan, we are authorized to issue up to 40,000,000 shares of Common Stock, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long-term incentive awards.

Administration. The 2019 Plan is administered by the Board of Directors or the committee or committees as may be appointed by the Board of Directors from time to time (the “Administrator”). The Administrator determines the persons who are to receive awards, the types of awards to be granted, the number of shares subject to each such award and the terms and conditions of such awards. The Administrator also has the authority to interpret the provisions of the 2019 Plan and of any awards granted there under and to modify awards granted under the 2019 Plan. The Administrator may not, however, reduce the price of options or stock appreciation rights issued under the 2019 Plan without prior approval of the Company’s shareholders.

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Eligibility. The 2019 Plan provides that awards may be granted to employees, officers, directors and consultants of Drone USA or of any parent, subsidiary or other affiliate of the Company as the Administrator may determine. A person may be granted more than one award under the 2019 Plan.

Shares that are subject to issuance upon exercise of an option under the 2019 Plan but cease to be subject to such option for any reason (other than exercise of such option), and shares that are subject to an award granted under the 2019 Plan but are forfeited or repurchased by the Company at the original issue price, or that are subject to an award that terminates without shares being issued, will again be available for grant and issuance under the 2019 Plan.

Terms of Options and Stock Appreciation Rights. The Administrator determines many of the terms and conditions of each option and SAR granted under the 2019 Plan, including whether the option is to be an incentive stock option or a non-qualified stock option, whether the SAR is a related SAR or a freestanding SAR, the number of shares subject to each option or SAR, and the exercise price of the option and the periods during which the option or SAR may be exercised. Each option and SAR is evidenced by a grant agreement in such form as the Administrator approves and is subject to the following conditions (as described in further detail in the 2019 Plan):

(a) Vesting and Exercisability: Options, restricted shares and SARs become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Administrator in its discretion and as set forth in the related grant agreement. The term of each option is also set by the Administrator. However, a related SAR will be exercisable at the time or times, and only to the extent, that the option is exercisable and will not be transferable except to the extent that the option is transferable. A freestanding SAR will be exercisable as determined by the Administrator but in no event after 10 years from the date of grant.

(b) Exercise Price: Each grant agreement states the related option exercise price, which, in the case of SARs, may not be less than 100% of the fair market value of the Company’s shares of common stock on the date of the grant. The exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of shares of the Company’s common stock on the date of grant.

(c) Method of Exercise: The option exercise price is typically payable in cash, common stock or a combination of cash of common stock, as determined by the Administrator, but may also be payable, at the discretion of the Administrator, in a number of other forms of consideration.

(d) Recapitalization; Change of Control: The number of shares subject to any award, and the number of shares issuable under the 2019 Plan, are subject to proportionate adjustment in the event of a stock dividend, spin-off, split-up, recapitalization, merger, consolidation, business combination or exchange of shares and the like. Except as otherwise provided in any written agreement between the participant and the Company in effect when a change in control occurs, in the event an acquiring company does not assume plan awards (i) all outstanding options and SARs shall become fully vested and exercisable; (ii) for performance-based awards, all performance goals or performance criteria shall be deemed achieved at target levels and all other terms and conditions met, with award payout prorated for the portion of the performance period completed as of the change in control and payment to occur within 45 days of the change in control; (iii) all restrictions and conditional applicable to any restricted stock award shall lapse; (iv) all restrictions and conditions applicable to any restricted stock units shall lapse and payment shall be made within 45 days of the change in control; and (v) all other awards shall be delivered or paid within 45 days of the change in control.

(e) Other Provisions: The option grant and exercise agreements authorized under the 2019 Plan, which may be different for each option, may contain such other provisions as the Administrator deems advisable, including without limitation, (i) restrictions upon the exercise of the option and (ii) a right of repurchase in favor of the Company to repurchase unvested shares held by an optionee upon termination of the optionee’s employment at the original purchase price.

Amendment and Termination of the 2019 Plan. The Administrator, to the extent permitted by law, and with respect to any shares at the time not subject to awards, may suspend or discontinue the 2019 Plan or amend the 2019 Plan in any respect; provided that the Administrator may not, without approval of the stockholders, amend the 2019 Plan in a manner that requires stockholder approval.

21

2019 Director Compensation

We currently do not have a formal non-employee director compensation policy. However, we do reimburse our non-employee directors for their reasonable expenses incurred in connection with attending our board of directors and committee meetings, and we may in the future grant stock options and pay cash compensation to some or all of our non-employee directors. Other than reimbursement of out-of-pocket expenses as described above, we did not provide any cash compensation to our non-employee directors during the year ended December 31, 2019.

Except as set forth in the table below, none of our directors received compensation during the fiscal year ended December 31, 2019 for services provided as a director except reimbursement of ordinary and reasonable expenses incurred in exercising their responsibilities and duties as a director. Upon commencement of their Board membership on February 13, 2019, the nonexecutive members of the Board, Messrs. Harrington, Wingo and Danner, each received a grant of 20,000 restricted shares of our common stock of which 25% of the restricted stock grant (5,000 shares) vested upon acceptance of the offer to serve on our Board of Directors and 25% of the restricted stock grant (5,000 shares) will vest upon each of the three anniversaries of the acceptance date of the offer (February 13, 2019) provided that each Board member has served continuously as an advisor to the Company during such one year period, (ii) an annual cash allowance will be paid in equal quarterly amounts as follows: year 1 $5,000, year 2 $15,000 and year 3 an amount to be determined and (iii) each nonexecutive Board member who serves as a Chair of one of our Board Committees will receive an additional cash payment of $2,000 annually and each nonexecutive Board member who serves as a member of one of our Board Committees will receive an additional cash payment of $1,000 annually.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of RDE, Inc. (f/k/a uBid Holdings, Inc.) during the years ended December 31, 2020 and 2019; and (ii) each other individual who served as an executive officer of RDE, Inc. (f/k/a uBid holdings, Inc) at the conclusion of the years ended December 31, 2020 and 2019 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this report, these individuals are collectively the “named executive officers” of our Company.

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Ketan Thakker,	2020	$97,500	—	—	—	—	—	—	$97,500
Chairman, President and	2019	$69,750	—	—	—	—	—	—	$69,750

Aaron Horowitz	2020	$81,264							$81,264
President and GC	2018	$230,250							$230,250

Tim Miller	2020	$114,424							$114,424
VP Sales	2018	$342,614							$342,614

Josh Randall	2020	$82,750							$82,750
VP Technology	2019	$96,367							$96,367

22

Employment and Advisory Agreements

On March 29, 2019, we entered into a new employment agreement with Ketan Thakker, our Chairman, President and Chief Executive Officer. The employment agreement provides that Mr. Thakker will receive a base salary during the first year of his employment agreement at an annual rate of $200,000 for services rendered in such positions. Under the terms of his employment agreement, his annual base salary may be increased as determined by our Board of Directors but may not be less than $200,000. In addition, Mr. Thakker may be entitled to receive, at the discretion of our Board, a cash bonus based on the performance goals of our Company.

The employment agreement also provides for termination by us upon his death or disability (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of his obligations to us. In the event the employment agreement is terminated by us without cause, Mr. Thakker will be entitled to compensation for the balance of the term.

In the event of a change of control of our company, Mr. Thakker may terminate his employment within six months after such event and will be entitled to continue to be paid pursuant to the terms of his employment agreement.

Mr. Thakker also entered into a confidentiality and non-competition agreement in conjunction with his employment agreement which contains covenants restricting Mr. Thakker from engaging in any activities competitive with our business during the term of the employment agreement and one year thereafter and prohibiting him from disclosure of confidential information regarding our company at any time.

Equity Compensation Plan Information

On February 11, 2019, our Board of Directors and stockholders adopted our 2019 Stock Incentive Plan (the “2019 Plan”). The purpose of the Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the Plan, we are authorized to issue up to 40,000,000 shares of Common Stock, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long-term incentive awards.

Administration. The 2019 Plan is administered by the Board of Directors or the committee or committees as may be appointed by the Board of Directors from time to time (the “Administrator”). The Administrator determines the persons who are to receive awards, the types of awards to be granted, the number of shares subject to each such award and the terms and conditions of such awards. The Administrator also has the authority to interpret the provisions of the 2019 Plan and of any awards granted there under and to modify awards granted under the 2019 Plan. The Administrator may not, however, reduce the price of options or stock appreciation rights issued under the 2019 Plan without prior approval of the Company’s shareholders.

Eligibility. The 2019 Plan provides that awards may be granted to employees, officers, directors and consultants of Drone USA or of any parent, subsidiary or other affiliate of the Company as the Administrator may determine. A person may be granted more than one award under the 2019 Plan.

Shares that are subject to issuance upon exercise of an option under the 2019 Plan but cease to be subject to such option for any reason (other than exercise of such option), and shares that are subject to an award granted under the 2019 Plan but are forfeited or repurchased by the Company at the original issue price, or that are subject to an award that terminates without shares being issued, will again be available for grant and issuance under the 2019 Plan.

23

Terms of Options and Stock Appreciation Rights. The Administrator determines many of the terms and conditions of each option and SAR granted under the 2019 Plan, including whether the option is to be an incentive stock option or a non-qualified stock option, whether the SAR is a related SAR or a freestanding SAR, the number of shares subject to each option or SAR, and the exercise price of the option and the periods during which the option or SAR may be exercised. Each option and SAR is evidenced by a grant agreement in such form as the Administrator approves and is subject to the following conditions (as described in further detail in the 2019 Plan):

(a) Vesting and Exercisability: Options, restricted shares and SARs become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Administrator in its discretion and as set forth in the related grant agreement. The term of each option is also set by the Administrator. However, a related SAR will be exercisable at the time or times, and only to the extent, that the option is exercisable and will not be transferable except to the extent that the option is transferable. A freestanding SAR will be exercisable as determined by the Administrator but in no event after 10 years from the date of grant.

(b) Exercise Price: Each grant agreement states the related option exercise price, which, in the case of SARs, may not be less than 100% of the fair market value of the Company’s shares of common stock on the date of the grant. The exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of shares of the Company’s common stock on the date of grant.

(c) Method of Exercise: The option exercise price is typically payable in cash, common stock or a combination of cash of common stock, as determined by the Administrator, but may also be payable, at the discretion of the Administrator, in a number of other forms of consideration.

(d) Recapitalization; Change of Control: The number of shares subject to any award, and the number of shares issuable under the 2019 Plan, are subject to proportionate adjustment in the event of a stock dividend, spin-off, split-up, recapitalization, merger, consolidation, business combination or exchange of shares and the like. Except as otherwise provided in any written agreement between the participant and the Company in effect when a change in control occurs, in the event an acquiring company does not assume plan awards (i) all outstanding options and SARs shall become fully vested and exercisable; (ii) for performance-based awards, all performance goals or performance criteria shall be deemed achieved at target levels and all other terms and conditions met, with award payout prorated for the portion of the performance period completed as of the change in control and payment to occur within 45 days of the change in control; (iii) all restrictions and conditional applicable to any restricted stock award shall lapse; (iv) all restrictions and conditions applicable to any restricted stock units shall lapse and payment shall be made within 45 days of the change in control; and (v) all other awards shall be delivered or paid within 45 days of the change in control.

(e) Other Provisions: The option grant and exercise agreements authorized under the 2019 Plan, which may be different for each option, may contain such other provisions as the Administrator deems advisable, including without limitation, (i) restrictions upon the exercise of the option and (ii) a right of repurchase in favor of the Company to repurchase unvested shares held by an optionee upon termination of the optionee’s employment at the original purchase price.

Amendment and Termination of the 2019 Plan. The Administrator, to the extent permitted by law, and with respect to any shares at the time not subject to awards, may suspend or discontinue the 2019 Plan or amend the 2019 Plan in any respect; provided that the Administrator may not, without approval of the stockholders, amend the 2019 Plan in a manner that requires stockholder approval.

2020 Director Compensation

We currently do not have a formal non-employee director compensation policy. However, we do reimburse our non-employee directors for their reasonable expenses incurred in connection with attending our board of directors and committee meetings, and we may in the future grant stock options and pay cash compensation to some or all of our non-employee directors. Other than reimbursement of out-of-pocket expenses as described above, we did not provide any cash compensation to our non-employee directors during the year ended December 31, 2020.

24

Except as set forth in the table below, none of our directors received compensation during the fiscal year ended December 31, 2019 for services provided as a director except reimbursement of ordinary and reasonable expenses incurred in exercising their responsibilities and duties as a director. Upon commencement of their Board membership on February 13, 2019, the nonexecutive members of the Board, Messrs. Harrington, Wingo and Danner, each received a grant of 20,000 restricted shares of our common stock of which 25% of the restricted stock grant (5,000 shares) vested upon acceptance of the offer to serve on our Board of Directors and 25% of the restricted stock grant (5,000 shares) will vest upon each of the three anniversaries of the acceptance date of the offer (February 13, 2019) provided that each Board member has served continuously as an advisor to the Company during such one year period, (ii) an annual cash allowance will be paid in equal quarterly amounts as follows: year 1 $5,000, year 2 $15,000 and year 3 an amount to be determined and (iii) each nonexecutive Board member who serves as a Chair of one of our Board Committees will receive an additional cash payment of $2,000 annually and each nonexecutive Board member who serves as a member of one of our Board Committees will receive an additional cash payment of $1,000 annually.

ITEM 5. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as set forth below, during the past three years, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members.

Divestiture of SkyAuction.com

As discussed under the heading “Divestiture of SkyAuction.com” in the “Overview” section above, effective July 1, 2020, the $2,500,000 promissory note was converted into shares of our common stock at a price of $7.50 per share or 333,333 shares of our common stock to be issued pro rata to the SkyAuction shareholders at the time of the merger with us, excluding Messrs. Hering and Esposito.

ITEM 6. OTHER INFORMATION

Not applicable.

25

ITEM 7. FINANCIAL STATEMENTS

RDE, INC. AND SUBSIDIARY

(formerly known as Ubid, Holdings, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

RDE, Inc. (formerly known as Ubid Holdings, Inc.)

Norcross, GA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of RDE, Inc. (formerly known as Ubid Holdings, Inc.) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred recurring operating losses and used cash in operations since inception and has a shareholders’ deficit at December 31, 2020. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments.

F-1

Acquisition of Restaurant.com

As described further in Note 3 to the consolidated financial statements, on March 1, 2020, the Company completed the acquisition of Restaurant.com for a purchase price of $2,424,000. The Company has accounted for the acquisition under the acquisition method of accounting which requires the assets acquired to be recorded at fair value as of the transaction date, for which the Company utilized a valuation report from a third-party valuation firm. We identified the estimation of the fair value of the assets acquired and the purchase price allocation in the acquisition of Restaurant.com as a critical audit matter.

The principal considerations for our determination that the estimation of the fair value of the assets acquired and the purchase price allocation in the acquisition of Restaurant.com was a critical audit matter are that there was a high estimation uncertainty due to significant judgements with respect to the selection of the valuation methodologies applied by the third party valuation firm, the assumptions used to estimate the future revenues and cash flows, including revenue growth rates, royalty rates, attrition rates, forecasted costs, weighted average costs of capital and future market conditions in the determination of the fair value of the intangible assets acquired. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Our audit procedures responsive to the estimation of the fair value of the assets acquired and allocation of the purchase price of Restaurant.com included the following procedures, among others:

●	We evaluated management’s and the valuation specialist’s identification of assets acquired.
●	We assessed the reasonableness of the fair value measurements prepared by management and their third-party valuation specialists, including the discount rates, revenue growth rates and projected profit margins used in valuing the intangible assets.
●	We evaluated the reasonableness of the methodologies used to value the assets acquired and liabilities assumed and whether such approaches were appropriate given the nature of the item being valued.
●	Evaluated the qualifications of the third-party firm engaged by the Company based on their credentials and experience.
●	Evaluated the accuracy and completeness of the financial statement presentation and disclosure of the acquisition.

We have served as the Company’s auditor since 2017.

Weinberg & Company, P.A.

Los Angeles, California

June 11, 2021

F-2

RDE, INC. AND SUBSIDIARY

(formerly known as Ubid, Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019

ASSETS
Current Assets
Cash and cash equivalents	$601,000	$180,000
Accounts receivable	297,000	-
Deposits to credit card processor	87,000	-
Prepaid expenses and other current assets	118,000	5,000
Current assets, discontinued operations	-	254,000
Total Current Assets	1,103,000	439,000

Operating lease right of use asset, net	333,000	137,000
Goodwill	334,000	-
Intangible assets, net	860,000	-
Other assets, discontinued operations	-	11,000
Total Assets	$2,630,000	$587,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$977,000	$205,000
Accrued expenses	454,000	102,000
Accrued payroll and advances – related party	78,000	580,000
Accrued interest	121,000	631,000
Acquisition obligation	118,000	-
Operating lease liability, current	101,000	8,000
Convertible notes payable, net of discount of $0 and $400,000	400,000	1,735,000
Convertible debt assumed upon reverse merger	20,000	225,000
Bridge notes payable, past due	303,000	350,000
Acquisition note payable to related party, net of discount of $233,000	-	2,267,000
Derivative liability	-	1,165,000
Current liabilities, discontinued operations	-	1,047,000
Total Current Liabilities	2,572,000	8,315,000

Operating lease liability, net of current portion	222,000	98,000
Acquisition note payable	1,500,000	-
Notes payable	942,000	-
Total Liabilities	5,236,000	8,413,000

Commitments and Contingencies

Shareholders’ Deficit
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.0001 par value, 750,000,000 shares authorized; 11,217,234 and 3,012,712 shares issued and outstanding at December 31, 2020 and 2019, respectively	458,000	450,000
Additional paid-in-capital	51,852,000	43,248,000
Common stock issuable, 383,343 shares	383,000	-
Accumulated deficit	(55,299,000)	(51,524,000)
Total Shareholders’ Deficit	(2,606,000)	(7,826,000)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,630,000	$587,000

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RDE, INC. AND SUBSIDIARY

(formerly known as Ubid, Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2020	2019

Revenues	$2,645,000	$-

Operating expenses
Direct cost of revenues	437,000	-
Selling, general and administrative expenses	6,172,000	1,676,000
Amortization of intangible assets	720,000	-
Total operating expenses	7,329,000	1,676,000

Loss from operations	(4,684,000)	(1,676,000)

Other (Income) Expense
Interest	520,000	377,000
Amortization of debt discount	401,000	715,000
Financing costs	164,000	242,000
Gain on extinguishment of derivative liability	(1,165,000)	(266,000)
Change in value of derivative liability	-	18,000
Loss on extinguishment of debt	1,857,000	-
Legal settlements	219,000	102,000
Other (income) expenses	(10,000)	1,000
Total Other Expense	1,986,000	1,189,000

Loss from continuing operations	(6,670,000)	(2,865,000)
Gain on sale of discontinued operations	2,895,000	-
Loss from discontinued operations	-	(11,117,000)
Net loss	$(3,775,000)	$(13,982,000)

Net loss per share from continuing operations – basic and diluted	$(1.08)	$(0.96)
Net gain (loss) per share from discontinued operations – basic and diluted	0.47	(3.73)
Net loss per share – basic and diluted	$(0.61)	$(4,69)

Weighted average common shares outstanding – basic and diluted	6,183,047	2,979,470

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RDE, INC. AND SUBSIDIARY

(formerly known as Ubid, Holdings, Inc.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Preferred Stock		Common Stock		Common Stock Issuable		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2018	-	$-	2,878,142	$432,000	-	$-	$42,373,000	$(37,542,000)	$5,263,000

Reclassification of warrant liability to equity due to adoption of ASU 2017-11	-	-	-	-	-	-	356,000		356,000

Relative fair value of warrants issued with note payable	-	-	-	-	-	-	62,000		62,000

Issuance of common stock upon conversion of notes payable and accrued interest	-	-	83,904	13,000	-	-	120,000		133,000

Issuance of common stock for service	-	-	23,333	3,000	-	-	183,000		186,000

Issuance of common stock for legal settlements	-	-	19,000	1,000	-	-	101,000		102,000

Issuance of common stock for lease agreement	-	-	4,333	1,000	-	-	38,000		39,000

Issuance of common stock for note payable extension	-	-	2,000	-	-	-	15,000		15,000

Net Loss	-	-	-	-	-	-	-	(13,982,000)	(13,982,000)

Balance, December 31, 2019			3,012,712	450,000	-	-	43,248,000	(51,524,000)	(7,826,000)

Fractional share adjustment from reverse split	-	-	(69,410)	-	-	-	-	-	-

Issuance of common stock for private placement	-	-	1,102,700	1,000	-	-	1,102,000		1,103,000

Issuance of common stock for public placement	-	-	50,000	-	-	-	150,000		150,000

Issuance of common stock for acquisition of Restaurant.com	-	-	363,889	-	-	-	484,000		484,000

Issuance of common stock for sale of discontinued operations	-	-	59,990	-	273,343	273,000	60,000		333,000

Issuance of common stock for conversion of convertible notes assumed on reverser merger and accrued interest	-	-	1,528,107	2,000	-	-	1,825,000		1,827,000

Issuance of common stock for conversion of convertible notes and accrued interest	-	-	1,805,539	2,000	110,000	110,000	2,090,000		2,202,000

Fair value of common stock issued for services	-	-	1,087,297	1,000	-	-	1,013,000		1,014,000

Fair value of common stock issued for directors and employees	-	-	1,340,000	1,000	-	-	1,195,000		1,196,000

Fair value of common shares issued for accrued payroll and advances to a related party	-	-	936,500	1,000			654,000		655,000

Fair value of vested stock options							31,000		31,000

Net loss	-	-	-	-	-	-	-	(3,775,000)	(3,775,000)
Balance, December 31, 2020	-	$-	11,217,324	$458,000	383,343	$383,000	$51,852,000	$(55,299,000)	$(2,606,000)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RDE, INC. AND SUBSIDIARY

(formerly known as Ubid, Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,775,000)	$(13,982,000)
Less: Loss from discontinued operations	-	11,117,000
Loss from continuing operations	(3,775,000)	(2,865,000)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of intangible assets	720,000	-
Financing costs	164,000	242,000
Amortization of prepaid stock compensation	-	654,000
Gain on sale of discontinued operations	(2,895,000)	-
Loss on extinguishment of debt	1,857,000	-
Gain on extinguishment of derivative liability	(1,165,000)	(266,000)
Change in fair value of derivative liability	-	18,000
Fair value of common stock issued for directors and employees	1,196,000	-
Fair value of common stock issued for services	1,014,000	186,000
Fair value of vested stock options	31,000	-
Fair value of common stock issued for legal settlement	-	102,000
Amortization of debt discount	401,000	713,000
Amortization of operating lease right of use assets	62,000	12,000
Changes in operating assets and liabilities:
Accounts receivable	(58,000)	-
Deposits with credit card processor	53,000	-
Prepaid expenses and other current assets	18,000	(5,000)
Accounts payable	991,000	(2,000)
Accrued expenses and interest	482,000	380,000
Accrued payroll and advances – related party	153,000	105,000
Operating lease liability	(41,000)	(4,000)
Net cash used in operating activities	(792,000)	(730,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bridge note payable	(90,000)	(25,000)
Repayment of convertible notes payable	(550,000)	(20,000)
Repayment of convertible notes payable assumed on reverse merger	(20,000)	-
Repayment of acquisition obligation	(322,000)	-
Proceeds from notes payable - government assistance loans	942,000	-
Proceeds from private placement	1,103,000	-
Proceeds from public offering	150,000	-
Proceeds from issuance of bridge notes payable	-	100,000
Payments on notes payable related party	-	750,000
Net cash provided by financing activities	1,213,000	805,000

Net increase in cash and cash equivalents	421,000	75,000
Cash and cash equivalents beginning of period	180,000	105,000
Cash and cash equivalents end of period	$601,000	$180,000

Interest paid	$104,000	$-
Taxes paid	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Recording of operating lease right of use asset and lease liability	$258,000	$-
Issuance of common stock for settlement of note payable and accrued interest	$2,202,000	$133,000
Issuance of common stock on sale of subsidiary	$333,000	$-
Assets acquired from acquisition of Restaurant.com	$510,000	$-
Goodwill and intangible assets acquired from acquisition of Restaurant.com	$1,914,000	$-
Fair value of common shares issued on acquisition of Restaurant.com	$484,000	$-
Notes payable issued from acquisition of Restaurant.com	$1,500,000	$-
Acquisition obligation from acquisition of Restaurant.com	$440,000	$-
Fair value of common shares issued to settle officers salary	$655,000	$-
Relative fair value of warrants issued with note payable recorded as debt discount	$-	$62,000
Reclassification of derivative liability to equity due to adoption of ASU 2017-11	$-	$356,000
Fair value of common stock issued for lease and right of use assets and operating lease obligations	$-	$149,000
Derivative liability recorded upon issuance of convertible note payable	$-	$833,000

The accompanying notes are integral part of these consolidated financial statements.

F-6

RDE, INC. AND SUBSIDIARY

(formerly known as Ubid, Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 – ORGANIZATION AND OPERATIONS

RDE, Inc. formerly known as uBid Holdings, Inc. (the “Company”), through our subsidiary, Restaurant.com, connect digital consumers, businesses, and communities to dining and merchant deal options nationwide..

On November 5, 2018, we entered into a merger agreement dated October 23, 2018 with Incumaker Inc., whereby all of the shareholders of uBid Holdings, Inc. exchanged all of their shares of common stock in exchange for newly issued shares of Incumaker, Inc. common stock. The Merger was treated as a reverse merger and recapitalization of the Company for financial accounting purposes.

On November 12, 2018, we entered into a reverse triangular merger transaction among SkyAuction.com, Inc., (SkyAuction) SA Acquisition Corp. and was accounted for as purchase of a business. In July 2020, the Company disposed SkyAuction (see Note 3).

On February 11, 2019, Financial Industry Regulatory Authority (FINRA) approved the change of our name from Incumaker, Inc. to uBid Holdings, Inc. and the change of our trading symbol from QMKR to UBID.

In March 2020, the Company completed an asset purchase agreement with Restaurant.com, an entity engaged in the business of online marketing for participating restaurants throughout the United States (see Note 3).

On April 20, 2020, we implemented a 1-for-150 reverse stock split (the “Reverse Stock Split”) of our common stock, $0.001 par value per share (the “Common Stock”). As a result of the Reverse Stock Split, every one hundred fifty (150) shares of our pre-Reverse Stock Split Common Stock were combined and reclassified into one share of our Common Stock. The number of shares of Common Stock subject to outstanding options, warrants, and convertible securities were also reduced by a factor of one hundred fifty (150) as of April 20, 2020. All historical share and per-share amounts reflected throughout these consolidated financial statements have been adjusted to reflect the Reverse Stock Split as if the split occurred at the beginning of the earliest period presented. The par value per share of our Common Stock was not affected by the Reverse Stock Split.

On September 25, 2020, FINRA approved the change of our name from uBid Holdings, Inc. to RDE, Inc. and the change of our trading symbol from UBID to RSTN to reflect our new name and new focus on the business of Restaurant.com.

COVID-19 Considerations

In March 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the “COVID-19 pandemic”). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the Company’s business relies, including restaurants and hotels and other accommodation providers, to seek government support in order to continue operating, to curtail drastically their service offerings or to cease operations entirely. Further, these measures have materially adversely affected, and may further adversely affect, consumer sentiment and discretionary spending patterns, economies and financial markets, and the Company’s workforce, operations and customers. The COVID-19 pandemic and the resulting economic conditions and government orders have resulted in a material decrease in consumer spending and an unprecedented decline in restaurants activities, travel and accommodation activities and consumer demand for related services. The Company’s financial results and prospects are dependent on the sale of these services.

The Company’s operations have been significantly and negatively impacted. Due to the uncertain and rapidly evolving nature of current conditions around the world, the Company is unable to predict accurately the impact that the COVID-19 pandemic will have on its business going forward. With the spread of COVID-19 to other regions, such as Europe and the United States, the Company expects the COVID-19 pandemic and its effects to continue to have a significant adverse impact on its business for the duration of the pandemic and during the subsequent economic recovery, which could be an extended period of time.

F-7

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2020, the Company incurred a net loss of $3,775,000 and used cash in operations of $792,000 and had a shareholders’ deficit of $2,606,000 as of December 31, 2020. The Company has also been unable to service its debt as it becomes due. As of December 31, 2020, $118,000 of acquisition obligations, and $131,000 of bridge and convertible notes payable and accrued interest, are past due. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

At December 31, 2020, the Company had cash on hand in the amount of $601,000. Management estimates that the current funds on hand will be sufficient to continue operations through September 30, 2021. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company can obtain additional financing, it may contain undue restrictions on our operations in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

In order to continue as a going concern, the Company will need to, among other things, raise additional capital, develop a reliable source of revenue, and achieve a profitable level of operations. Management’s plans to continue as a going concern include raising additional capital through borrowing and sales of our common stock and successfully implementing our business plan. However, management cannot provide any assurances that the Company will be successful in raising additional capital or successfully implementing any of its plans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of RDE Inc. and its wholly owned subsidiary, Restaurant.com. Intercompany transactions and balances have been eliminated in consolidation. In addition, comparative information as of and for the year ended December 31, 2019 have been restated to segregate the assets, liabilities, revenue, expenses, and cash flows related to SkyAuction, Inc. as discontinued operations (see Note 3).

Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowance for bad debts, assumptions inherent in a purchase price allocation, valuation of goodwill and intangible assets, accruals for potential liabilities, valuation of notes payable, assumptions used in deriving the fair value of derivative liabilities, share-based compensation and beneficial conversion feature of notes payable, and valuation of deferred tax assets.

F-8

Stock-Based Compensation

The Company accounts for share-based awards to employees and nonemployees and consultants in accordance with the provisions of ASC 718, Compensation-Stock Compensation. Stock-based compensation cost is measured at fair value on the grant date and that fair value is recognized as expense over the requisite service, or vesting, period.

The Company values its equity awards using the Black-Scholes option pricing model, and accounts for forfeitures when they occur. Use of the Black-Scholes option pricing model requires the input of subjective assumptions including expected volatility, expected term, and a risk-free interest rate. The Company estimates volatility using a blend of its own historical stock price volatility as well as that of market comparable entities since the Company’s common stock has limited trading history and limited observable volatility of its own. The expected term of the options is estimated by using the simplified method to estimate expected term. The risk-free interest rate is estimated using comparable published federal funds rates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (“ASC”) 820-10 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet for which it is practicable to estimate fair value. ASC 820-10 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The three levels of the fair value hierarchy are as follows:

Level 1	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
Level 2

Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3	Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company’s derivative liability of $1,165,000 as of December 31, 2019, was based on Level 2 measurements.

The carrying amounts of the Company’s other financial assets and liabilities, such as cash, accounts receivables, deposits to credit card processor, prepaid expense and other current assets, accounts payable and accrued payables. Convertible notes and other long term obligations approximate fair value based on interest rates of the corresponding obligation.

Acquisitions and Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and separately identified intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from, acquired technology, trademarks and trade names, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

F-9

Goodwill

In accordance with FASB ASC Topic No. 350, Intangibles-Goodwill and Other, the Company reviews the recoverability of the carrying value of goodwill at least annually or whenever events or circumstances indicate a potential impairment. The Company’s impairment testing is performed annually at December 31 (its fiscal year end). Recoverability of goodwill is determined by comparing the fair value of Company’s reporting unit to the carrying value of the underlying net assets in the reporting units. If the fair value of a reporting unit is determined to be less than the carrying value of its net assets, goodwill is deemed impaired, and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the difference between the fair value of the reporting unit and the fair value of its other assets and liabilities. As the goodwill was only recorded as a result of the March 2020 acquisition of Restaurant.com, management determined there were no indications of impairment as of December 31, 2020. The Company will perform its impairment testing in fiscal 2021.

Intangible Assets with Finite Useful Lives

We have certain finite lived intangible assets that were initially recorded at their fair value at the time of acquisition. These intangible assets consist of intellectual property, customer relationships, and capitalized software development costs. Intangible assets with finite useful lives are amortized using an accelerated method over their respective provisional estimated useful lives.

We review all finite lived intangible assets for impairment when circumstances indicate that their carrying values may not be recoverable. If the carrying value of an asset group is not recoverable, we recognize an impairment loss for the excess carrying value over the fair value in our consolidated statements of operations. As the intangible assets were only recorded as a result of the March 2020 acquisition of Restaurant.com, management determined there were no indications of impairment as of December 31, 2020. The Company will perform its impairment testing in fiscal 2021.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

The Company uses Level 2 inputs for its valuation methodology for the derivative liabilities as their fair values were determined by using a Binomial pricing model. The Company’s derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as adjusted to fair value of derivatives.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Revenue is recognized when, or as, control of a promised product transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products. Revenue excludes taxes that have been assessed by governmental authorities and that are directly imposed on revenue- producing transactions between the Company and its customers, including sales and use taxes. Revenue recognition is evaluated through the following five-step process:

1)	identification of the agreement with a customer;
2)	identification of the performance obligations in the agreement;
3)	determination of the transaction price;
4)	allocation of the transaction price to the performance obligations in the agreement; and,
5)	recognition of revenue when or as a performance obligation is satisfied.

F-10

The Company operates on-line websites that sells discounted restaurant coupons, travel and vacation packages and other merchandise across a wide range of product categories including but not limited to computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, automobiles, home improvement products and collectibles. In addition, we also generate revenues based upon the number of times a third party website(s) or products(s) are accessed or viewed by consumers from the Company’s website or platform.

Sale of Restaurant Coupons

We derive our revenue from transactions in which we sell discount certificates for restaurants on behalf of third-party restaurants. Approximately 9-13 days each month we email our customers offers for restaurant discounts based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a restaurant. We recognize revenue at a gross basis upon sale and collection of the restaurant coupons from customers. We have no further commitment or obligation to third-party restaurants or the coupon purchasers upon the sale of restaurant coupons and no amounts are due to the third-party restaurants for these sales. Sale of restaurant coupons are generally nonrefundable. On a case by case basis, the Company will accept customer’s request to transfer a restaurant coupon from one third-party restaurant to another (i.e. closure of restaurant).

Sale of Travel, Vacation and Merchandise

We also derive revenue from transactions in which we sell complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase restaurant deals from us and redeem them with our merchant partners. Approximately 9-13 days each month we email our customers offers for discounted experiences and products based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. Those discounted experiences and products generally involve a customer’s purchase of a voucher through one of our websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid by us to our partners.

Advertising Revenues

We also have agreements with selected third party partners such as Google Ads wherein third party website(s) and/or product(s) are shown or incorporated in the Company’s platform or website.  We generate revenues based upon the number of times the third party website(s) or product(s) are accessed or viewed by consumers from the Company’s platform or website. Revenue is recognized when its determinable which is generally upon receipt of statement and/or proceeds from the third party partners.

In the following table, revenue is disaggregated by our divisions and type of revenue for the year ended December 31, 2020:

Sales Channels	Restaurant Coupons	Sale of Travel, Vacation and Merchandise	Advertising	Total

Business to consumer (B2C)	$1,173,000	$354,000	$311,000	$1,838,000
Business to business (B2B)	796,000	10,000	-	806,000
Other	1,000	-	-	1,000
Total	$1,970,000	$364,000	$311,000	$2,645,000

Advertising Costs

The Company has marketing relationship agreements with various online companies such as portal networks, contextual sites, search engines and affiliate partners. Advertising costs are generally charged to the Company monthly per vendor agreements, which typically are based on visitors and/or registrations delivered to the site or at a set fee. Agreements do not provide for guaranteed renewal and may be terminated by the Company without cause. Such advertising costs are charged to expense as incurred and reported as part of selling, general and administrative expenses in the accompanying statement of operations. During the year ended December 31, 2020 and 2019, advertising costs amounted to $565,000 and $2,000, respectively.

Accounts Receivable

All of the Company’s accounts receivable are related to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, if any, is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company will maintain allowances for doubtful accounts, estimating losses resulting from the inability of its customers to make required payments for products. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped into categories by the amount of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. There was no allowance for doubtful accounts recognized as of December 31, 2020 and 2019.

Net Loss Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes, stock issuable to the exercise of stock options and warrants have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

At December 31, 2020 and 2019, the Company had 54,000 and 201,000 warrants outstanding, respectively, and 37,108 and 5,108 options outstanding, respectively, and none and 2,477,103 shares of common stock potentially issuable underlying the Company’s convertible notes payable, respectively. These shares were excluded in the computation of the net loss per share because their effect is anti-dilutive.

F-11

Cash and Cash Equivalents

Cash is deposited in two financial institutions. The balances held at this financial institution at times may be in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits of up to $250,000.

Segments

The Company determined its reporting units in accordance with ASC 280, “Segment Reporting” (“ASC 280”). Management evaluates a reporting unit by first identifying its’ operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Management has determined that the Company has one consolidated operating segment. The Company’s reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company’s reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

Recently Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning July 1, 2023, and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40).” ASU 2020-06 reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion and beneficial conversion models. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the effective interest rate of convertible debt instruments will be closer to the coupon interest rate. Further, the diluted net income per share calculation for convertible instruments will require the Company to use the if-converted method. ASU 2020-06 will be effective January 1, 2024, for the Company and is to be adopted through a cumulative-effect adjustment to the opening balance of retained earnings. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (the “SEC”) did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

Acquisition of Restaurant.com

On March 1, 2020, the Company completed an asset purchase agreement with Restaurant.com, an entity engaged in the business of online marketing for participating restaurants throughout the United States. As part of the agreement, the Company acquired certain tangible and intangible assets of Restaurant.com. In exchange, the Company agree to pay the owner of Restaurant.com $440,000 in cash within 90 days of the asset purchase agreement date, issued a three year, 6% promissory note of $1,500,000 convertible at the option of the Company to common shares, and issued 363,889 shares of the Company’s common stock with a fair value of $484,000 for a total purchase price of $2,424,000. The transaction has been accounted for as purchase of a business.

F-12

The Company accounted for the transaction as a business combination using the acquisition method of accounting based on Accounting Standards Codification (“ASC”) 805 — Business Combinations, which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their fair value as of the date control is obtained. The Company determines the fair value of assets acquired and liabilities assumed based upon its best estimates of the acquisition-date fair value of assets acquired and liabilities assumed in the acquisition. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Key factors that contributed to the recognition of the Restaurant.com goodwill were the opportunity to consolidate and complement existing content operations, trained workforce, proprietary software and operating platform, and the opportunity to generate future synergies with our existing business. The goodwill will not be amortized but will be tested annually for impairment.

The allocation of the purchase price was completed on December 31, 2020 through the assistance of a valuation specialist. The following table summarizes the assets acquired, liabilities assumed and purchase price allocation:

Fair Value

Consideration paid:
Cash obligation	$440,000
Note payable	1,500,000
Common stock (363,889 shares of common stock at $1.33 per share)	484,000
Total consideration paid	$2,424,000

Purchase price allocation
Acquired assets	510,000
Goodwill	334,000
Intangible assets	1,580,000
Total purchase price	$2,424,000

The Company estimated that the recorded intangible assets, excluding Brand name (which is considered an indefinite life asset), totaled $1,440,000, and have a two year estimate life and are subject to amortization.

	Assigned Life	December 31, 2020
Intangible Assets
Customer relationships	24 months	$590,000
Restaurant relationships	24 months	470,000
Developed technology	24 months	380,000
Brand	Indefinite	140,000
		1,580,000
Accumulated amortization		(720,000)
Total Intangible Assets, net of amortization		$860,000

During the year ended December 31, 2020, the company recorded amortization expense of $720,000. The following table summarizes the amortization expense to be recorded in future periods for intangible assets that are subject to amortization:

Amortization
Year Ending
2021	$624,000
2022	96,000
Total	$720,000

F-13

The following unaudited pro forma statements of operations present the Company’s pro forma results of operations after giving effect to the purchase of Restaurant.com based on the historical financial statements of the Company and Restaurant.com. The unaudited pro forma statements of operations for the year ended December 31, 2020 and 2019 give effect to the transaction as if they had occurred on January 1, 2019.

	Years ended December 31,
	2020	2019
	(Proforma, unaudited)	(Proforma, unaudited)
Revenues	$4,081,000	$10,624,000

Operating expenses
Direct cost of revenues	732,000	2,782,000
Selling, general and administrative expenses	7,010,000	10,330,000
Amortization of intangible assets	576,000	864,000
Total operating expenses	8,318,000	13,976,000

Loss from operations	(4,237,000)	(3,352,000)

Other Expense
Other expenses	1,986,000	1,184,000
Total Other Expense	1,986,000	1,184,000

Loss from continuing operations	(6,223,000)	(4,536,000)
Gain on sale of discontinued operations	2,895,000	-
Loss from discontinued operations	-	(11,117,000)
Net loss	$(3,328,000)	$(15,653,000)

Pursuant to the provisions of ASC 805, the following results of operations of Restaurant.com subsequent to the acquisitions are as follows:

March 1, 2020 to December 31, 2020
Revenues	$2,645,000
Direct cost of revenues	437,000
Selling, general and administrative expense	3,430,000
Net loss	$(1,222,000)

These amounts were included in the accompany Consolidated Statement of Operations.

F-14

Acquisition and Disposition of SkyAuction

On November 12, 2018, we entered into a merger transaction (the “SkyAuction Merger”) among SkyAuction.com, Inc. (“SkyAuction”), SA Acquisition Corp. and the Company whereby all of the shareholders of SkyAuction exchanged all of their shares of common stock for 1,102,422 newly issued shares of the Company common stock with a fair value of $8,268,000 and a 3.0% promissory note (the “Promissory Note”) in the principal amount of $2,500,000 with a maturity date three years after the closing of the SkyAuction merger”. In addition, Michael Hering, President of SkyAuction, was issued a warrant to acquire 33,333 shares of our common stock that is exercisable for three years at an exercise price of $7.50 per share as a bonus for arranging the SkyAuction Merger. The warrant included certain features that could result in the reset of the exercise price and was considered to be a derivative liability with a fair value of $300,000. We believed the acquisition would allow us to leverage the uBid technology and SkyAuction.com platforms and familiar website domain names, product manufacturer relationships, warehousing and distribution logistics, and customer base to enhance our position as a leading online auction and e-commerce marketplace for consumers and businesses.

Based upon the operations of SkyAuction and the facts and circumstance of the industry it operates, due to a number of factors, Management concluded that it was no longer possible to determine reasonable and objectively supportable projections and estimates to complete and finalize the purchase price allocation associated with the SkyAuction acquisition. Additionally, Management concluded that as of December 31, 2019, it was no longer possible to determine a reasonable and objectively supportable fair value for the goodwill and identifiable intangible assets associated with the SkyAuction acquisition. Accordingly, the Company recorded a goodwill impairment charge of $4,578,000 and $3,796,000 impairment charge for the unamortized intangible assets, for a total impairment charges of $8,374,000 as of December 31, 2019 which was reported as part of loss from discontinued operations in the accompanying consolidated statements of operations.

During fiscal 2020, the Company relinquished control of SkyAuction to Mr. Hering and on July 1, 2020, the Company entered into a Consent and Agreement to Stock Sale Agreement and Mutual Release Agreement, a Sales Marketing Agreement and a Consulting Agreement with each of Michael Hering and Salvatore Esposito, the founders of Skyauction.com, Inc. Under the terms of the Stock Sale Agreement, (i) we sold all 1,000 issued and outstanding shares of common stock of SkyAuction which we owned to Sky Auction Acquisition, LLC., a company controlled by Michael Hering, (ii) converted the past due principal amount of the note we issued to SkyAuction when we acquired it in November 2018 of $2,500,000 (the “Merger Note”) and the unamortized debt discount of $234,000, into 333,333 shares of our common stock with a fair value of $333,000 (including 273,343 common shares issuable at December 31, 2020) at a price of $1.00 per share; and (iii) the accrued and unpaid interest totaling $180,000 as of June 30, 2020 under the Merger Note was forgiven. The above resulted in a settlement of the outstanding debt in the amount of $2,113,000. In addition, under the terms of the Stock Sale Agreement, the Merger Agreement and Guaranty and Security Agreement were cancelled, Michael Hering relinquished his observation rights to attend meetings of the RDE Board of Directors and both Messrs. Hering and Esposito resigned as officers of RDE.

As a result of the disposition of the SkyAuction in July 2020, the Company recorded a gain of $2,895,000 to account for the gain on extinguishment of note payable and accrued interest of $2,113,000, extinguishment of the liabilities of $1,047,000, reduced by disposal of assets of $265,000.

The financial results attributable to the SkyAuction have been presented as discontinued operations. The following table summarizes the results of SkyAuction business included in the consolidated statements of operations as discontinued operations for fiscal 2020 and 2019, respectively:

	December 31, 2020	December 31, 2019

Revenues	$-	$4,143,000
Cost and expenses, net	-	4,400,000
Impairment of intangible assets and goodwill	-	8,374,000
Amortization of intangible assets	-	2,517,000
Other income		(31,000)
Loss from discontinued operations	-	(11,117,000)
Gain on sale of assets for discontinued operations	(2,895,000)	-
Provision for income taxes	-	-
Loss from discontinued operations, net of tax	$(2,895,000)	$(11,117,000)

F-15

The assets and liabilities of discontinued operations are stated separately as of December 31, 2019 in the consolidated balance sheets and are comprised of the following items:

December 31, 2019
(Unaudited)
Assets
Cash	$36,000
Accounts receivable	28,000
Inventory	15,000
Deposit to credit card processor	175,000
Total current assets, discontinued operations	254,000
Total other assets, discontinued operations	11,000
Total assets, discontinued operations	$265,000

Liabilities
Accounts payable and accrued expenses	$706,000
Accrued payroll and advances - related party	202,000
Deferred revenue	139,000
Total liabilities, discontinued operations	$1,047,000

NOTE 4 – DEPOSIT TO CREDIT CARD PROCESSOR

The Company utilizes a third party processor to serve as an end-to-end processor of credit and debit card and automated clearing house (“ACH”) payment transactions that focuses on processing omni-channel (internet, mobile, and point-of-sale) transactions and recurring billings for traditional retailers, government and utility, and service providers. The security deposit is refundable in case the agreement is terminated. The Company is required to place security deposits in order to secure the third party service. Outstanding security deposit to our third party processor was $87,000 as of December 31, 2020.

NOTE 5 – RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company leases certain corporate office spaces under an operating lease agreement. We determine if an arrangement is a lease at inception. Lease assets are presented as operating lease right-of-use assets and the related liabilities are presented as lease liabilities in our consolidated balance sheets pursuant to ASC 842, Leases.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest in lease arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

In May 2019, the Company signed a new lease for our principal executive offices located in Norcross, Georgia. The lease has a term of 60 months and with an average base rent of approximately $2,600 per month. Pursuant to ASU 2016-02, the Company recorded a right-of-use asset of $149,000 based upon the present value of all lease payments and the fair value of common shares issued and corresponding liability of $110,000 upon possession and control of the leased premise in August 2019.

In September 2020, Restaurant.com signed a new lease for its office located in Arlington Heights, Illinois. The lease has a term of 36 months and with an average base rent of approximately $7,600 per month. Pursuant to ASU 2016-02, the Company recorded a right-of-use asset and lease liability of $258,000 based upon the present value of all lease payments and corresponding lease liability of $258,000.

F-16

As of December 31, 2019, the Company’s ROU asset balance was $137,000. During the twelve months ended December 31, 2020, an ROU asset of $258,000 was added, and the Company reflected amortization of the ROU assets of $62,000, resulting in an ROU asset balance of $333,000 as of December 31, 2020.

As of December 31, 2019, liabilities recorded under operating leases were $106,000. During the twelve months ended December 31, 2020, the Company added $258,000 in lease liabilities, and made lease payments of $41,000 towards its operating lease liability. As of December 31, 2020, liabilities under operating leases amounted to $323,000, of which $101,000 were reflected as current due.

The components of rent expense and supplemental cash flow information related to leases for the period are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Lease Cost
Operating lease cost (included in general and administration in the Company’s statement of operations)	$36,000	$33,000

Other Information
Cash paid for amounts included in the measurement of lease liabilities during the year ended December 31, 2020	$-	$33,000
Weighted average remaining lease term – operating leases (in years)	2.90	4.58
Average discount rate – operating leases	4.0%	4.0%

The supplemental balance sheet information related to leases for the period is as follows:

At December 31, 2020
Operating leases
ROU assets	$333,000

Current operating lease liabilities	$101,000
Long-term operating lease liabilities	222,000
Total operating lease liabilities	$323,000

Maturities of the Company’s lease liabilities are as follows:

Year Ending	Operating Leases
2021	$112,000
2022	119,000
2023	89,000
2024	24,000
2025	-
Total lease payments	344,000
Less: Imputed interest	(21,000)
Total operating lease liability	323,000
Current portion	(101,000)
$222,000

F-17

NOTE 6 – CONVERTIBLE DEBT ASSUMED UPON REVERSE MERGER, PAST DUE

In November 2018, the Company entered into a merger agreement with Incumaker Inc. (see Note 1). As part of the merger, the Company assumed outstanding convertible notes payable previously issued by Incumaker. The Notes have interest rates ranging from 8% to 22% per annum and are all past due. The notes are convertible at the lesser of $0.07 or 70% of the lowest trade price of the common stock in the 5 days prior to conversion. As a result, the number of shares to be issued upon conversion is not explicitly limited and the Company is unable to conclude that enough authorized and unissued shares are available to share settle the conversion option. Pursuant to ASC 815, the Company accounted for these conversion option as liabilities and were bifurcated from the debt host and accounted for as a derivative liability in accordance with ASC 815 and will be re-measured at the end of every reporting period with the change in value reported in the statement of operations (see Note 12). As of December 31, 2018, outstanding balance of these notes payable amounted to $297,000.

During the year ended December 31, 2019, notes payable with a principal balance of $72,000 and accrued interest due of $61,000, or a total $133,000, were converted into 85,904 shares of the Company’s common stock. In addition, the Company also accrued penalty interest on settlement agreements of $18,000. The balance of the notes payable at December 31, 2019 was $225,000.

During the year ended December 31, 2020, the Company accrued additional interest of $31,000, and made principal and interest payments of $20,000 and $4,000, respectively. Additionally, the Company converted $185,000 of principal and $72,000 of accrued interest, or a total of $256,000, into 1,528,107 shares of the Company’s common stock with a fair market value of $1,827,000. As the fair value of the common shares issued were more than the principal and interest converted, the Company recorded the difference of $1,571,000 as a loss on extinguishment of debt on the accompanying consolidated statements of operations. The balance of the notes payable at December 31, 2020 was $20,000.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

Convertible notes payable consists of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

8-10% Convertible Notes	$-	$1,065,000
8% Convertible Note	400,000	1,070,000
	400,000	2,135,000
Less debt discount	-	(400,000)
Secured note payable, net	$400,000	$1,735,000

8-10% Notes Payable Past Due

During fiscal 2016 through December 31, 2017, the Company issued convertible notes payable in the aggregate of $380,000. The notes are unsecured, bears interest rate of 8% and 10% per annum, matured one year from issuance and are convertible to common shares at $2.00 per share. Pursuant to current accounting guidelines, the Company recorded a debt discount of $86,000 to account the beneficial conversion feature of these convertible notes payable. The debt discount was amortized over the term of the notes payable.

In a separate issuance, the Company issued notes payable in the aggregate of $685,000. These notes are convertible to equity upon completion of a Qualified Equity Financing amounting to $2.5 million. In addition, the Company will also grant the corresponding note holders a five-year warrant to purchase shares of common stock once the Qualified Equity Financing is consummated and the notes are convertible to equity. The Company will account any beneficial conversion feature of the notes payable and the warrants to be granted once the Qualified Equity Financing has occurred or the contingency has been satisfied.

As of December 31, 2018, outstanding balance of the notes payable amounted to $1,065,000.

F-18

During the year ended December 31, 2019, the Company accrued additional interest of $110,000. As of December 31, 2019, outstanding balance of the notes payable amounted to $1,065,000.

During the year ended December 31, 2020, the Company accrued additional interest of $325,000. Notes payable with a principal balance of $1,065,000, and accrued interest due of $593,000, or a total $1,658,000, were converted into 1,657,482 shares of the Company’s common stock, leaving no remaining principal or accrued interest balance remaining at December 31, 2020. The Company followed the general extinguishment model to record the conversion and settlement of the debt. The fair value of the common shares issued on the conversion of principal and interest had a fair market value of $1,974,000, which was in excess of the principal note and interest converted by $316,000, which was recorded as a loss on extinguishment of debt on the accompanying consolidated statements of operations.

8% Note Payable

During the year ended December 31, 2018, the Company issued an 8% convertible note payable with an outstanding principal balance of $220,000 in receipt of cash proceeds of $200,000, resulting in a $20,000 discount upon issuance. The note is unsecured, bears interest at 8% per annum and matured in November 2019. The note is convertible at the lesser of $7.50 or 70% of the average of the three lowest trade prices of the common stock in the 21 days prior to conversion. In addition, the Company issued warrants to acquire 35,000 shares of the Company’s common stock at an exercise price of $7.50 per share subject to downward adjustment based on the Company subsequent sale or grant of any equity security at a lessor amount.

Pursuant to current accounting guidelines, the Company determined that the conversion feature of the note and the adjustable exercise price of the warrant created derivative liabilities upon issuance as the Company is uncertain whether it will have sufficient authorized capital upon conversion of the notes or exercise of the warrants. Accordingly, the Company recorded the fair value of the conversion feature of $287,000 and the fair value of the warrants of $315,000 as derivative liabilities upon issuance. The Company recorded a debt discount up to the face amount of the note of $220,000 to account for the derivative liabilities and original issuance discount, and the difference of $398,000 is reflected as a finance cost.

As of December 31, 2018, the outstanding balance of the note payable amounted to $220,000 and the unamortized debt discount of $188,000.

During the year ended December 31, 2019, the Company issued its 8% convertible notes payable with an outstanding principal balance of $788,000 in exchange for cash of $750,000 or an original issue discount of $38,000. These notes are unsecured, bear interest at 8% per annum and will mature starting April 2020 through September 2020. The notes are convertible at the lesser of $9.00 or 70% of the average of the three lowest trade prices of the common stock in the in the 10 days prior to conversion. Pursuant to current accounting guidelines, the Company determined that the conversion feature of the notes had created derivative liabilities with a fair value of $833,000 upon issuance as the Company is uncertain whether it will have sufficient authorized capital upon conversion of the notes (see Note 12).

As part of the issuance, the Company also issued warrants to acquire 132,667 shares of the Company’s common stock at an exercise price of $9.00 per share subject to downward adjustment based on the Company subsequent sale or grant of any equity security at a lessor amount. These warrants are no longer required to be accounted as a derivative liability pursuant to ASU 2017-11 which the Company adopted in January 2019.

The Company recorded a debt discount up to the face value of the notes payable of $788,000 to account the notes’ original issue discount, the fair value of the derivative liability and the relative fair value of the warrants. The debt discount is being amortized over the term of the notes payable. The Company also recorded financing cost of $145,000 to account the excess of the derivative liability over the recorded debt discount.

In addition, during the year ended December 31, 2019, the Company amortized $576,000 of debt discount and accrued interest of $44,000. The Company also recorded an additional principal of $82,000 to account for a penalty interest of an outstanding note payable and made partial payment of $20,000. As of December 31, 2019, outstanding balance of the notes payable amounted to $1,070,000 and unamortized debt discount was $400,000.

F-19

During the year ended December 31, 2020, the Company amortized $400,000 of debt discount and accrued interest of $70,000. The Company also recorded an additional principal of $122,000 to account for a penalty interest of an outstanding note payable, made partial cash principal payments of $550,000, and a $110,000 principal payment with 110,000 shares issuable with a fair value at $110,000. Notes payable with a principal balance of $132,000, and accrued interest due of $16,000, or a total $148,000, were converted into 148,057 shares of the Company’s common stock with a fair value of $118,000. The fair value of the common shares issued on the conversion of principal and interest had a fair market value less than the principal note and interest converted by $30,000, which was recorded as an offset to loss on extinguishment of debt on the accompanying consolidated statements of operations. As of December 31, 2020, outstanding balance of the notes payable amounted to $400,000, with no accrued interest or remaining debt discount balance. The $400,000 note payable balance was subsequently paid in full in January 2021.

NOTE 8 – BRIDGE NOTES PAYABLE – PAST DUE

Bridge notes payable consists of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

May 2018 Bridge Note	$203,000	$250,000
January 2019 Bridge Note – Past Due	100,000	100,000
Total Bridge Notes	$303,000	$350,000

May 2018 Bridge Note

On May 2, 2018, the Company issued a bridge note in the amount of $275,000. Cash proceeds to the Company was $250,000 for an original issue discount of $25,000. The note is unsecured, bears interest at 2% per annum and matures in May 2019. Pursuant to current accounting guidelines, the Company recorded a debt discount of $25,000 to account for the note’s original issuance discount. As of December 31, 2018, outstanding balance of the notes payable amounted to $275,000 and unamortized debt discount of $8,000.

During the year ended December 31, 2019, the Company amortized the remaining debt discount of $8,000 and made principal payments of $25,000, leaving a balance owed of $250,000 at December 31, 2019.

On November 17, 2020, the Company entered into a Settlement Agreement regarding the May 2018 bridge note whereas the Company recorded an additional principal of $43,000 to account for a penalty interest of an outstanding bridge note payable and agreed to pay $65,000 on execution of the Settlement Agreement, $25,000 by each December 15, 2020, January 15, 2021, February 15, 2021, and March 15, 2021, and then any remaining balance by March 31, 2021.

During the year ended December 31, 2020, the Company recorded the $43,000 additional penalty interest, and made principal payments of $90,000, leaving a balance owed of $203,000 at December 31, 2020.

January 2019 Bridge Note – Past Due

On January 18, 2019, the Company issued another unsecured note for $100,000 in exchange for cash. The note bears interest of 6% per annum and matured on January 18, 2020. The balance owed on the bridge note $100,000 on December 31, 2020 and is past due.

NOTE 9 – ACQUISTION NOTE PAYABLE

Pursuant to the terms of the Restaurant.com agreement in March 2020, the Company entered into a unsecured promissory note in the principal amount of $1,500,000 with a maturity date of March 1, 2023. The promissory note bears interest at a rate of 6% per annum (10% on default). The principal and interest payments can be made in cash or in shares of the Company’s common stock at the discretion of the Company.

As of December 31, 2020, the acquisition note payable balance was $1,500,000.

F-20

NOTE 10 – ACQUISITION NOTE PAYABLE TO RELATED PARTY

Acquisition notes payable to related party consists of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Acquisition Note Payable	$-	$2,500,000
Less: Debt Discount	-	(233,000)
Total Acquisition Note Payable to Related Party	$-	$2,267,000

Pursuant to the terms of the SkyAuction Merger Agreement, in November 2018, the Company entered into a secured promissory note in the principal amount of $2,500,000 with a maturity date of three years. The Promissory Note bears interest at a rate of 3% per annum and is secured by all assets of SkyAuction under the terms of a Guaranty Agreement. In addition, the principal amount is to be paid equal to 15% of each capital raise we complete (less any finder’s or underwriter’s fees) during the term of the note. The accrued interest is payable in cash or in shares of common stock at the discretion of the Company.

At the time of the issuance of the note payable, the Company also had several outstanding notes payable with a stated interest rate averaging 12% per annum. The Company determined that the note was issued below market rate. In accordance with current accounting guidelines, the Company recorded a debt discount of $394,000 to account for imputed interest of 9% due to the below market rate of the note’s stated interest.

As of December 31, 2018, outstanding balance of the note was $2,500,000 and unamortized debt discount of $364,000.

In March 2019, the note was amended wherein $500,000 of the outstanding principal became due. The amendment did not change any other terms of the original note agreement.

During the year ended December 31, 2019, the Company amortized $130,000 of the debt discount and accrued interest of $104,000. As of December 31, 2019, outstanding balance of the note amounted $2,500,000 and unamortized discount of $233,000.

During the year ended December 31, 2020, as result of the disposition of SkyAuction and pursuant to the Consent and Agreement to Stock Sale Agreement and Mutual Release discussed in Note 3, the merger note payable of $2,500,000 and corresponding accrued interest of $179,000 was extinguished.

NOTE 11 – NOTES PAYABLE

Notes payable consists of the following at December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

SBA PPP Loan (a)	642,000	-
SBA EIDL Loans (b)	300,000	-
Total Notes Payable	$942,000	$-

a.

In April 16, 2020, the Company received loan proceeds in the amount of $642,000 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security Act (the “Cares Act”), which was enacted on March 27, 2020. The note is scheduled to mature in April 2022 and has a 1% interest rate and is subject to the terms and conditions applicable to loans administered by the Small Business Administration (SBA) under the CARES Act. The loan and accrued interest are forgivable as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

On April 11, 2021, the SBA forgave the $642,000 loan balance in full.

b.

In June and September 2020, the Company received an additional $300,000 in aggregate in proceeds applicable to loans administered by the Small Business Administration (SBA) as Disaster loan assistance under the Covid-19 Economic Injury /Disaster Loan. The loans have an interest rate of 3.75% and repayment terms are principal and interest payments of $731 per month beginning 12 months from the date of the promissory notes over a period of 30 years. During the year ended December 31, 2020, the Company accrued interest on notes payable of $10,000.

As part of the loan, the Company also received an advance of $10,000 from the SBA. While the SBA refers to this program as an advance, it was written into law as a grant. This means that the amount given through this program does not need to be repaid. As a result, the Company accounted this $10,000 as part of “Other Income” in the accompanying Statement of Operations.

F-21

NOTE 12 – DERIVATIVE LIABILITY

Under authoritative guidance used by the FASB on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock, instruments that do not have fixed settlement provisions are deemed to be derivative instruments. The Company has issued certain convertible notes and warrants whose conversion and exercise prices contains reset provisions based on a discounted future market price. However, since the number of shares to be issued is not explicitly limited, the Company is unable to conclude that enough authorized and unissued shares are available to settle the conversion option.

As a result, the conversion feature of the notes and warrants are classified as liabilities and are bifurcated from the debt host and accounted for as a derivative liability in accordance with ASC 815 and will be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

The details of derivative liability transactions for the year ended December 31, 2020 and 2019 are as follows:

	At December 31, 2020	At December 31, 2019	Issuances during year ended December 31, 2019

Stock Price	$-	$0.004	$0.02-0.0499
Risk-free interest rate	-%	1.55 – 1.60%	1.72 – 2.41%
Expected volatility	-%	295%	201-215%
Expected life (in years)	-	0.29 – 1.00	1.00
Expected dividend yield	-%	0%	0%

Fair value:
Conversion feature	$-	$1,165,000	$833,000

The risk-free interest rate was based on rates established by the Federal Reserve Bank. The Company uses the historical volatility of its common stock to estimate the future volatility for its common stock. The expected life of the derivative securities was determined by the remaining contractual life of the derivative instrument. For derivative instruments that already matured, the Company used the estimated life. The expected dividend yield was based on the fact that the Company has not paid dividends to its common stockholders in the past and does not expect to pay dividends to its common stockholders in the future.

As of December 31, 2018, fair value of derivative liabilities amounted to $936,000.

During the year ended December 31, 2019, the Company recorded a derivative liability of $833,000, as a result of the issuance of new notes payable (see Note 6). In addition, the Company also recorded a gain of $266,000 upon the extinguishment of the derivative liability as a result of the conversion of certain convertible notes and a loss of $18,000 to account for the change in fair value of the derivative liabilities between the reporting periods. As of December 31, 2019, the derivative liability amounted to $1,165,000. In addition, during the year ended December 31, 2019, the Company adopted ASU 2017-11, which simplified the accounting for financial instruments with down round features.

F-22

As a result of this new accounting guideline, instruments with down round provisions are no longer required to be accounted as a derivative liability. The adoption resulted in the reclassification of certain of the Company’s derivative liabilities as of December 31, 2019 to equity of $356,000. As of December 31, 2019, fair value of the derivative liability amounted to $1,165,000.

During the year ended December 31, 2020, the Company recorded a gain of $1,165,000 upon the extinguishment of the derivative liability as a result of the conversion of certain convertible notes (see Note 6) and cancellation of warrants, leaving no remaining derivative liability at December 31, 2020.

	December 31, 2020	December 31, 2019

Beginning balance	$1,165,000	$936,000
Fair value upon issuance of notes payable and warrants	-	833,000
Change in fair value	-	(18,000)
Reclassification of warrant liability to equity due to adoption of ASU 2017-11	-	(356,000)
Extinguishment	(1,165,000)	(266,000)
Ending balance	$-	$1,165,000

NOTE 13 – ACCRUED OFFICERS PAYROLL

The Company has an employment agreement, executed in July 2013, with Ketan Thakker, its Chief Executive Office. This agreement provides Mr. Thakker with a salary of $200,000 per year. The balance owed to Mr. Thakker was $631,000 at December 31, 2019.

During the year ended December 31, 2020, $102,000 of additional accrued payroll was added, and $655,000 of the balance due to Mr. Thakker was converted into 936,500 shares, or $1.00 per share of common share, with a fair value of $655,000, leaving a $78,000 remaining balance owed at December 31, 2020.

NOTE 14 – STOCKHOLDERS’ DEFICIT

The following were transactions during the year ended December 31, 2020:

Issuance of Common Stock for Private Placement

The Company received proceeds of $1,103,000 on the sale of 1,102,700 shares of common stock, at an average price of $1.00 per share, as part of a private placement offering.

Issuance of Common Stock for Public Offering

The Company received proceeds of $150,000 on the sale of 50,000 shares of common stock, at an average price of $3.00 per share, as part of a public offering.

Issuance of Common Stock for Acquisition of Restaurant.com

During the year ended December 31, 2020, the Company issued 363,889 shares of common stock with a fair value of $484,000, or $1.33 per share as partial consideration paid on the acquisition of Restaurant.com.

Issuance of Common Stock for settlement of Convertible Debt Assumed on Reverse Merger

During the year ended December 31, 2020, the Company issued 1,528,107 shares of common stock upon conversion of convertible notes payable assumed on reverse merger and accrued interest in the aggregate of $1,827,000.

F-23

Issuance of Common Stock for Settlement of Convertible Notes

During the year ended December 31, 2020, the Company issued 1,805,539 shares of common stock and 110,000 shares to be issued upon conversion of convertible notes payable and accrued interest in the aggregate of $2,202,000.

Issuance of Common Stock for Directors and Employees

During the year ended December 31, 2020, the Company issued 1,340,000 shares of common stock with a fair value of $1,196,000 to members of the Company’ Board Directors and employees for services rendered.

Issuance of Common Stock for Payment of Accrued Payroll to an Officer

During the year ended December 31, 2020, the Company issued 936,500 shares of common stock with a fair value of $655,000, to an officer as settlement of accrued payroll. The common shares were valued on the market price at the date of the shares issued as payment.

Issuance of Common Stock for Services

During the year ended December 31, 2020, the Company issued 1,087,297 shares of common stock with a fair value of $1,014,000 to consultants for services rendered.

The following were transactions during the year ended December 31, 2019:

Issuance of Common Stock for services

During the year ended December 31, 2019, the Company issued 15,000 shares of common stock with a fair value of
$144, 000 to the three newly appointed members of the Company’ Board Directors for services rendered. In addition, the Company issued 8,333 shares of common stock with a fair value of $42,000 to consultants for services rendered. The common shares were valued on the market price at the date of grant.

Issuance of Common Stock for settlement of debt

During the year ended December 31, 2019, the Company issued 83,904 shares of common stock upon conversion of convertible notes payable and accrued interest in the aggregate of $133,000.

Issuance of Common Stock for legal settlement

During the year ended December 31, 2019, the Company issued 19,000 shares of common stock to settle lawsuits with a fair value of $102,000. The common shares were valued on the market price at the date of settlement.

Issuance of Common Stock for lease agreement

During the year ended December 31, 2019, the Company issued 4,333 shares of common stock as additional rent pursuant to a lease agreement (see Note 5). The shares were valued at $39,000 and was accounted as part of the right of use asset in the accompanying Balance Sheet. The common shares were valued on the market price at the date of the agreement.

Issuance of Common Stock for note payable extension

During the year ended December 31, 2019, the Company issued 2,000 shares of common stock to a note holder as an inducement for extending the maturity date of the note payable. These shares were valued at $15,000 and was accounted as a financing expense in the accompanying Statements of Operations. The common shares were valued on the market price at the date of grant.

F-24

Summary of Stock Options

A summary of stock options for the years ended December 31, 2020 and 2019, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Options	Price
Balance outstanding, December 31, 2018	5,108	363.17
Options granted	-	-
Option exercised	-	-
Options expired or forfeited	-	-
Balance outstanding, December 31, 2019	5,108	363.17
Options granted	32,000	1.05
Options exercised	-	-
Options expired or forfeited	-	-
Balance outstanding, December 31, 2020	37,108	$50.93
Balance exercisable, December 31, 2020	37,018	$50.93

On December 10, 2020, the Board of Directors of the Company granted its employees 32,000 vested stock options for performance and retention purposes. The fair value of the stock options granted was determined to be $31,000, which was recorded to stock-based compensation expense during the year ended December 31, 2020. The fair value of each stock option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: Stock and exercise price of $1.05, risk-free interest rate of 0.21%, expected life of 1.50 years, expected volatility of 293%, and risk free interest rate of 0.12%.

Information relating to outstanding options at December 31, 2020, summarized by exercise price, is as follows:

	Outstanding			Exercisable
Exercise Price Per Share	Shares	Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.05	32,000	2.90	$1.05	32,000	$1.05
$363.17	5,108	5.50	$363.17	5,108	$363.17
	37,108	3.17	$50.93	37,108	$3.17

The weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2020 was 3.17 years. Both the outstanding and exercisable stock options had no intrinsic value of as of December 31, 2020, as the exercise price of these stock options were greater than the market price.

Summary of Warrants

A summary of warrants for the years ended December 31, 2020 and 2019, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Warrants	Price
Balance outstanding, December 31, 2018	68,333	$7.50
Warrants granted	132,667	9.00
Warrants exercised	-	-
Warrants expired or forfeited	-	-
Balance outstanding, December 31, 2019	201,000	7.50
Warrants granted	-	-
Warrants exercised	-	-
Warrants expired or forfeited	(147,000)	8.64
Balance outstanding, December 31, 2020	54,000	$8.07
Balance exercisable, December 31, 2020	54,000	$8.07

F-25

Information relating to outstanding warrants at December 31, 2020, summarized by exercise price, is as follows:

	Outstanding			Exercisable
Exercise Price Per Share	Shares	Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$7.50	33,333	0.92	$7.50	33,333	$7.50
$9.00	20,667	1.71	$9.00	20,667	$9.00
	54,000	1.19	$8.07	54,000	$8.07

Both the outstanding and exercisable warrants had no intrinsic value of as of December 31, 2020, as the exercise price of these warrants were greater than the market price.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, there is one legal proceeding that is pending against us or involves us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

On April 24, 2020, a lawsuit styled Tyler Anderson v. uBid Holdings, Inc. and Ketan Thakker, Case No. 2020L004611, was brought in the Cook County Circuit Court in the State of Illinois. The plaintiff was the holder of a promissory note that we issued in the principal amount of $275,000 due May 2, 2019, plus accrued and unpaid interest at an annual interest rate of 2%. We entered into a settlement agreement in which we agreed to pay a total of $306,934.50 to have the case dismissed with prejudice through a series of payments as follows: $65,000 that was paid upon execution of the settlement agreement, $25,000 to be paid on December 15, 2020, January 15, 2021, February 15, 2021 and March 15, 2021, with the balance to be paid on March 31, 2021. We intend to pay the remaining installments when due.

On April 17, 2019, a lawsuit was filed by Dupree Productions, LLC against uBid Holdings, Inc. and Ketan Thakker (Case No. L2019000436) in the Circuit Court of DuPage County, Illinois, alleging that a Partial Equity Payment Agreement dated August 1, 2016, intended to compensate services in the amount of $60,000 in return for shares of uBid common stock was inadequate to compensate for the alleged higher value of the advertising and endorsement services of approximately $195,000. The case was dismissed on the basis that there was a binding arbitration clause in the Partial Equity Payment Agreement discussed above and is now in arbitration in Chicago. On February 3, 2021, the arbitrator awarded DuPree Productions $195,000 including $24,000 in attorneys’ fees, which is included in accrued expenses on the consolidated balance sheet as of December 31, 2020. We filed an appeal of the arbitrator’s award.

NOTE 16 – INCOME TAXES

The Company did not record any income tax provision for the years ended December 31, 2020 and 2019 due to the Company’s net losses. The Company files income tax returns in the United States (“Federal”) and Illinois (“State”) jurisdictions. The Company is subject to Federal and State income tax examinations by tax authorities for all years since its inception. At December 31, 2020, the Company had Federal and State net operating loss carry forwards available to offset future taxable income of approximately $33 million. These carry forwards will begin to expire in the year ending December 31, 2030, subject to IRS limitations, including change in ownership. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by a valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of our deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

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Due to restrictions imposed by Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with loss carryforwards, the utilization of the Company’s NOL may be limited as a result of changes in stock ownership. NOLs incurred subsequent to the latest change in control are not subject to the limitation.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2020 and 2019, the Company did not have a liability for unrecognized tax benefits.

The Company recognizes as income tax expense, interest and penalties on uncertain tax provisions. As of December 31, 2020 and 2019, the Company has not accrued interest or penalties related to uncertain tax positions. Tax years 2017 through 2020 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Upon the attainment of taxable income by the Company, management will assess the likelihood of realizing the tax benefit associated with the use of the NOLs and will recognize the appropriate deferred tax asset at that time.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Deferred income tax asset:
Net operating loss carryforwards	$8,960,000	$9,303,000
Total net deferred assets	8,960,000	9,303,000
Valuation allowance	(8,960,000)	(9,303,000)
Net deferred tax asset	$-	$-

Reconciliation of the effective income tax rate to the U.S. statutory rate is as follows:

	December 31, 2020	December 31, 2019
Federal statutory tax rate	(21)%	(21)%
State rate, net of federal benefit	(6)%	(6)%
	(27)%	(27)%
Effect of change in tax rate	-%	-%
Valuation allowance	27%	27%
Effective tax rate	$-	$-

NOTE 17 – SUBSEQUENT EVENTS

Subsequent to December 31, 2020, the Company received proceeds of $1,022,000, on the sale of 408,860 shares of the Company’s common stock on its Regulation A+ Tier II public offering.

Subsequent to December 31, 2020, the Company issued 381,896 shares of common stock with a fair value of approximately $1,085,000 to consultants for services rendered.

Subsequent to December 31, 2020, the Company repaid $136,000 of its bridge notes payable (see Note 8).

On January 27, 2021, the Company paid $400,000 on its remaining convertible notes payable balance (see Note 7).

On March 22, 2021, the Company received loan proceeds in the amount of $1,026,000 pursuant to the Second Draw Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security Act (the “Cares Act”), which was enacted on March 27, 2020. The note is scheduled to mature on March 22, 2026, and has a 1% interest rate and is subject to the terms and conditions applicable to loans administered by the Small Business Administration (SBA) under the CARES Act.

On April 11, 2021, the SBA forgave the Company’s $642,000 PPP loan balance (see Note 11).

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ITEM 8. EXHIBITS

Exhibit No.	Description
2.1	Certificate of Incorporation of Incumaker, Inc. (1)

2.2	Certificate of Amendment to Certificate of Incorporation (1)

2.3	Second Amended and Restated Bylaws (1)

3.2	Warrant dated April 4, 2020 issued to EROP Capital LLC (1)

3.3	Leakout Agreement dated May 14, 2020 between uBid Holdings, Inc. and EROP Capital LLC (1)

6.1	Executive Employment Agreement dated March 29, 2019 between Incumaker, Inc. and Ketan Thakker (1)

6.2	Asset Purchase Agreement dated March 1, 2020 between uBid Holdings, Inc. and Restaurant.com, Inc. (1)

6.9	Broker-Dealer Agreement dated December 2, 2020 between RDE, Inc. and Dalmore Group, LLC (2)

11.1	Consent of Weinberg & Co. regarding uBid Holdings, Inc.

(1)	Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on November 17, 2020.
(2)	Previously filed as an Exhibit to the Company’s 253(g)(2) filing on Form 1-A filed with the Commission on December l4, 2020

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Norcross, Georgia, on June 11, 2021.

RDE, Inc.

/s/ Ketan Thakker
By	Ketan Thakker, President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ketan Thakker	President and CEO (Principal Executive	June 11, 2021
Ketan Thakker	Officer, Principal Accounting Officer and Principal Financial Officer) and Director

/s/ M. Scot Wingo	Director	June 11, 2021
M. Scot Wingo

/s/ Kevin Harrington	Director	June 11, 2021
Kevin Harrington

/s/ Paul K. Danner	Director	June 11, 2021
Paul K. Danner

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